Exhibit 2.1

EXECUTION COPY

PURCHASE AGREEMENT

by and among

COVENTRY HEALTH CARE, INC.

COVENTRY HEALTH CARE WORKERS COMPENSATION, INC.

CONCENTRA OPERATING CORPORATION

NATIONAL HEALTHCARE RESOURCES, INC.

CONCENTRA HEALTH SERVICES, INC.

and

CONCENTRA INTEGRATED SERVICES, INC.

February 7, 2007

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4.15	Insurance	41
4.16	Certain Payments	41
4.17	Healthcare Licenses	42
4.18	Brokers or Finders	42
4.19	Customers; Providers; Business Relationships	42
4.20	Bank Accounts	43
4.21	Related Party Transaction and Potential Conflicts of Interest	43

ARTICLE V REPRESENTATIONS AND WARRANTIES OF COVENTRY AND BUYER

5.1	Organization	43
5.2	Corporate Authority; No Violation, Etc	43
5.3	Actions; Litigation	44
5.4	Solvency	44
5.5	Financing	44
5.6	Purchase for Own Account; Accredited Investor	45
5.7	Brokers or Finders	45

ARTICLE VI COVENANTS

6.1	Conduct of the Business in the Ordinary Course Pending the Closing	45
6.2	Access to Information Pre-Closing	48
6.3	Access to Information Post-Closing	48
6.4	Notification of Certain Matters	49
6.5	HSR	51
6.6	Governmental Consents	51
6.7	Consents	52
6.8	Reasonable Efforts; Further Assurances.	52
6.9	Investigation and Agreement; No Other Representations or Warranties	53
6.10	Intellectual Property Assignment	54
6.11	Cash Settlement	54
6.12	Release of Guarantees and Letters of Credit	54
6.13	Non-Negotiation	55
6.14	Termination of Intercompany Agreements	55
6.15	Separation of Contractual Arrangements	55
6.16	Treatment of Settlement Agreements	56
6.17	Straddle Period Claims	56

ARTICLE VII ADDITIONAL AGREEMENTS

7.1	WARN	56
7.2	Employee Matters and Employee Benefits	57
7.3	Nonsolicitation of Employees	58
7.4	Covenants Not To Compete	58

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7.5	Defense of Litigation	60
7.6	Control of Other Party’s Business	60
7.7	Failure to Obtain Consent	60
7.8	Post-Closing Insurance Coverage	61
7.9	Additional Agreement	61

ARTICLE VIII TAX MATTERS

8.1	Tax Matters	61
8.2	Transfer Taxes and Property Taxes on Acquired Assets	63
8.3	Tax Claims; Cooperation on Tax Matters	64
8.4	Tax Treatment of Payments	65

ARTICLE IX CLOSING

9.1	Time and Place of Closing	65
9.2	Deliveries by Concentra and the Sellers at Closing	65
9.3	Deliveries by Buyer at Closing	66

ARTICLE X CONDITIONS PRECEDENT

10.1	Conditions to Each Party’s Obligation	66
10.2	Conditions to Obligation of Coventry and Buyer	67
10.3	Conditions to Obligations of Concentra and the Sellers	68

ARTICLE XI TERMINATION

11.1	Termination	69
11.2	Effect of Termination	70
11.3	Return of Documentation	71

ARTICLE XII INDEMNIFICATION

12.1	Survival of Representations, Warranties and Covenants	71
12.2	Indemnification by Concentra and the Sellers	71
12.3	Limits on Indemnification	72
12.4	Matters Involving Third Parties	75

ARTICLE XIII MISCELLANEOUS

13.1	Public Announcement	76
13.2	Payment of Costs and Expenses	76

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13.3	Non-Assignment; Successors and Assigns	76
13.4	Entire Agreement	76
13.5	Severability; Enforceability	77
13.6	Counterparts	77
13.7	Notices	77
13.8	Waiver	78
13.9	Third Parties	79
13.10	Joint Liability	79
13.11	Rules of Construction	79
13.12	Governing Law	80

EXHIBITS

Exhibit A	–	Form of AIS Network Access Agreement
Exhibit B	–	Form of Assignment and Assumption Agreement
Exhibit C	–	Form of CHS Physician Review Agreement
Exhibit D	–	Form of CHS Provider Agreement
Exhibit E	–	Form of CNS OON Repricing Agreement
Exhibit F	–	Form of Copyright Assignment Agreement
Exhibit G	–	Form of Credentialing Services Agreement
Exhibit H	–	Form of Insurance Matters Agreement
Exhibit I	–	Form of Medical Director Services Agreement
Exhibit J	–	Form of Software License Agreement
Exhibit K	–	Form of Sublease Agreement
Exhibit L	–	Form of Texas HCN Delegation Agreement
Exhibit M	–	Form of Trademark Assignment Agreement
Exhibit N	–	Form of Transition Services Agreement

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, is made as of the 7th day of February 2007, by and among Coventry Health Care, Inc., a Delaware corporation (“Coventry”), Coventry Health Care Workers Compensation, Inc., a Delaware corporation and direct wholly-owned subsidiary of Coventry (“Buyer”), Concentra Operating Corporation, a Nevada corporation (“Concentra”), Concentra Health Services, Inc., a Nevada corporation (“CHS”), National Healthcare Resources, Inc., a Delaware corporation (“NHR”), and Concentra Integrated Services, Inc., a Massachusetts corporation (“CISI”). Coventry, Buyer, Concentra, CHS, NHR and CISI are referred to collectively herein as the “Parties” and each individually as a “Party.” Each capitalized term used but not otherwise defined herein shall have the meaning set forth in ARTICLE I.

RECITALS

WHEREAS, CISI is engaged in the CISI Business, and in certain other businesses;

WHEREAS, (1) CISI owns all of the issued and outstanding stock (the “FOCUS Stock”) of FOCUS Healthcare Management, Inc., a Tennessee corporation (“FOCUS”); (2) NHR owns all of the issued and outstanding stock (the “MC Stock”) of MetraComp, Inc., a Connecticut corporation (“MetraComp”); and (3) CHS owns all of the issued and outstanding stock (the “FSNS Stock”) of First Script Network Services, Inc., a Nevada corporation (“FSNS”); For purposes of this Agreement, the FOCUS Stock, the MC Stock and the FSNS Stock are collectively referred to herein as the “Shares”;

WHEREAS, FHM is a direct, wholly-owned subsidiary of FOCUS; and

WHEREAS, subject to the terms and conditions set forth herein, (1) CISI desires to sell, and Buyer desires to acquire, the FOCUS Stock and all of CISI’s right, title and interest in and to the Acquired Assets; (2) Buyer is willing to assume the Assumed Liabilities; (3) NHR desires to sell, and Buyer desires to acquire, all of the MC Stock; and (4) CHS desires to sell, and Buyer desires to acquire, all of the FSNS Stock.

AGREEMENTS

NOW, THEREFORE, in consideration of the respective representations, warranties, agreements, and conditions hereinafter set forth, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

1.1 Definitions. The following terms used in this Agreement shall have the meanings indicated below unless the context otherwise indicates:

“Acquired Entities” shall mean, collectively, FOCUS, MetraComp, FSNS, and FHM.

“Acquired Entity” shall mean, individually, each of FOCUS, MetraComp, FSNS, and FHM.

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“Acquired Software” shall mean those certain applications assigned to Buyer pursuant to the Copyright Assignment Agreement and, when and to the extent provided in the Software License Agreement, those applications assigned (as opposed to licensed) to Buyer pursuant to the Software License Agreement.

“Acquisition Proposal” means any proposal relating to a possible (a) merger, consolidation, share exchange or similar transaction involving CISI or any of the Acquired Entities, or any subsidiary thereof, (b) except as expressly permitted in this Agreement, sale, lease or other disposition, directly or indirectly, of any of the Acquired Assets or any of the assets of the Acquired Entities or any subsidiary thereof; (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) of CISI or any of the Acquired Entities, or (d) liquidation, dissolution, or other similar type of transaction with respect to CISI or any of the Acquired Entities. Notwithstanding the foregoing, and for the avoidance of doubt, any of the foregoing relating to any parent company of CISI or the Acquired Entities shall not be deemed an Acquisition Proposal hereunder.

“Action” shall mean any action, claim, arbitration, proceeding, review, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought or heard by or before any Governmental Authority or arbitrator.

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Purchase Agreement, together with all exhibits attached hereto and the Disclosure Letters.

“AIS Business” shall mean the auto injury solutions business of CISI.

“AIS Network Access Agreement” shall mean the AIS Network Access Agreement to be entered into between Buyer and CISI in the form attached hereto as Exhibit A with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Antitrust Laws” shall mean, collectively, (a) the HSR Act, (b) the Sherman Antitrust Act of 1890, as amended, (c) the Clayton Act of 1914, as amended, (d) the Federal Trade Commission Act of 1914, as amended, and (e) any other Regulation designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement to be entered into between Buyer and CISI in the form attached hereto as Exhibit B with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Buyer and CISI.

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“Assumed Employee Liabilities” shall mean all Liabilities with respect to the Eligible Employees for the following items: accrued payroll, accrued bonuses (other than retention payments accrued pursuant to Section 1 of the Retention Bonus Agreements), accrued commissions, accrued vacation (aka “paid time off”) and accrued payroll taxes, but only to the extent included in Working Capital as finally determined pursuant to ARTICLE III of this Agreement, and all post-Closing severance obligations under the Retention Bonus Agreements.

“Business” shall mean the CISI Business and all of the businesses and operations of the Acquired Entities.

“Buyer” shall have the meaning assigned to such term in the Preamble hereto.

“Capital Lease Indebtedness” shall mean all obligations primarily related to the CISI Business or any of the Acquired Entities to pay rent or other payment amounts under a lease of real or personal property which, if outstanding on December 31, 2006, would be classified in accordance with GAAP as a capital lease or a liability on the face of a balance sheet for CISI or an Acquired Entity.

“Cash” shall mean, with respect to any Person, all cash and cash equivalents (including stocks, bonds, debt securities, certificates of deposit and similar investments that are marketable securities and short term investments) of such Person, but excluding security or other deposits under the leases associated with the Leased Real Property and utilities deposits held under the Assumed Contracts; provided, however, that Cash shall not be reduced by the amount of outstanding checks that have not yet cleared as of the date of determination thereof.

“CHS Physician Review Agreement” shall mean the CHS Physician Review Agreement to be entered into between CHS and Buyer in the form attached hereto as Exhibit C with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“CHS Provider Agreement” shall mean the CHS Provider Agreement to be entered into between CHS and FOCUS in the form attached hereto as Exhibit D with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“CI” shall mean Concentra Inc., a Delaware corporation.

“CISI Business” shall mean the field case management, telephonic case management (including Advanced Workers Compensation Solutions, utilization review, client software leasing revenues relating to the leasing of Advancer to telephonic case management clients, and Integrated Choice), independent medical exams, PPO (including workers compensation) and provider bill review businesses of CISI, in each case, as practiced in the workers compensation industry, and the OON Services Business.

“CISI Group” shall mean CISI (solely with respect to the CISI Business) and the Acquired Entities.

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“Claim” shall mean any Action asserted in writing against CISI, the Acquired Entities or the Business.

“CNS OON Repricing Agreement” shall mean the Services Agreement to be entered into between Concentra Network Services, Inc., a Nevada corporation, and Buyer in the form attached hereto as Exhibit E with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and as the context requires, the Treasury Regulations promulgated thereunder.

“Commitments” shall mean any subscriptions, options, rights, warrants, convertible securities or other agreements or commitments.

“Competing Businesses” shall mean the following as currently conducted in the Business to the extent provided to employers, carriers, resellers or third party payors in the workers compensation market:

(i) telephonic and field (or in-person) medical and vocational services designed to monitor cases and facilitate the return to work of ill or injured employees who are out of work, receiving healthcare, or both, due to a work-related disability;

(ii) physician identification and scheduling services to facilitate physician-provided independent medical examinations of the medical condition and/or treatment plans for employees;

(iii) review of medical bills submitted to payors with respect to employee workers compensation claims for appropriateness and compliance with jurisdictional fee schedules;

(iv) case management services provided telephonically to employees on short- or long-term disability or a leave of absence under the Family and Medical Leave Act;

(v) worker’s compensation pharmacy benefits management services; and

(vi) providing a preferred provider organization to payors in the workers compensation market.

“Concentra CPS” means Concentra Preferred Systems, Inc., a Delaware corporation.

“Concentra Disclosure Letter” shall mean the Disclosure Letter prepared and delivered by Concentra to Coventry and Buyer prior to the execution of this Agreement.

“Concentra Earn-Out Obligations” shall mean the amount of the First Script Earn-Out Amount that is equal to the product of (A) and (B), where (A) equals the total amount of the First Script Earn-Out Amount and (B) equals a fraction, the numerator of which equals the EBITDA generated to earn the First Script Earn-Out Amount prior to the Closing Date and the denominator of which equals the total EBITDA generated to earn the First Script Earn-Out

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Amount, it being understood and agreed that Concentra will issue 100% of the First Script Earn-Out Stock, if any, required to be issued under the terms of the First Script APA and that should the First Script Earn-Out Stock Costs associated therewith exceed the Concentra Earn-Out Obligations, Coventry shall reimburse Concentra for such excess amount. For example, if the Concentra Earn-Out Obligations are $2,800,000, but Concentra is obligated to incur $6,000,000 in First Script Earn-Out Stock Costs, then the Concentra Earn-Out Obligations will be fully satisfied by the issuance of the First Script Earn-Out Stock and Coventry shall promptly pay Concentra $3,200,000.

“Concentra Group” shall mean Concentra and its Affiliates excluding however CISI (solely with respect to the CISI Business) and the Acquired Entities.

“Concentra Name” shall mean the name “Concentra,” any name confusingly similar thereto, and all derivations of the foregoing, and any and all Intellectual Property rights relating to the foregoing and shall include, without limitation, any uniform resource locators (or “URLs”) containing the name “Concentra” or any derivation thereof.

“Concentra Notes” shall mean Concentra’s outstanding 9 1/2% Senior Subordinated Notes due 2010 and 9 1/8% Senior Subordinated Notes due 2012.

“Concentra Parties” shall mean, collectively, Concentra and the Sellers.

“Concentra Transaction Expenses” shall mean all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by Concentra or any of its Subsidiaries in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and related transaction documents.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated November 17, 2005, between CI and Coventry, as supplemented by that certain email dated November 6, 2006 from Drew Asher of Coventry to Jim Greenwood and Mark Solls of CI.

“Consent” shall mean any approval, consent, license, permit, ratification, waiver or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any applicable laws, and all consents and approvals of third parties necessary to prevent any conflict with, violation or breach of, or default under, or any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Assumed Contracts.

“Consolidated Group” means an affiliated, consolidated combined or unitary group with respect to any Taxes of which each of (i) an Acquired Entity and (ii) CI or an Affiliate of CI (other than the Acquired Companies), is or was a member prior to the Closing Date.

“Contract” shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

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“Copyright Assignment Agreement” shall mean the Copyright Assignment Agreement to be entered into between Concentra and Buyer in the form attached hereto as Exhibit F, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Copyrights” shall have the meaning specified in the definition of “Intellectual Property.”

“Coventry Disclosure Letter” shall mean the Disclosure Letter prepared and delivered by Coventry to Concentra and Sellers prior to the execution of this Agreement.

“Coventry Earn-Out Obligations” shall mean the amount of the First Script Earn-Out Amount that is equal to the product of (A) and (B), where (A) equals the total amount of the First Script Earn-Out Amount and (B) equals a fraction, the numerator of which equals the amount of EBITDA generated to earn the First Script Earn-Out Amount from and after the Closing Date and the denominator of which equals the total EBITDA generated to earn the First Script Earn-Out Amount; provided, however, that if the Concentra is required to issue any First Script Earn-Out Stock pursuant to the terms of the First Script APA and the First Script Earn-Out Stock Costs associated therewith exceed the Concentra Earn-Out Obligations, the “Coventry Earn-Out Obligations” shall include (but not be increased by) an amount equal to such excess. For example, if the Concentra Earn-Out Obligations are $2,800,000 and the Coventry Earn-Out Obligations are $5,200,000, but Concentra is obligated to incur $6,000,000 in First Script Earn-Out Stock Costs, then the Concentra Earn-Out Obligations will be fully satisfied by the issuance of the First Script Earn-Out Stock and the $5,200,000 in Coventry Earn-Out Obligations shall include $3,200,000 that Coventry shall promptly pay to Concentra upon receipt of a request therefor.

“Coventry Material Adverse Effect” means any event, change, condition or occurrence that materially and adversely affects or delays Coventry’s or Buyer’s ability to enter into this Agreement and the other Transaction Agreements or to timely consummate the transactions contemplated hereby and thereby or to timely perform its obligations hereunder or thereunder.

“Covered Matters” shall mean the matters set forth on Section 1.1(g) of the Concentra Disclosure Letter.

“Credentialing Services Agreement” shall mean the Credentialing Services Agreement to be entered into between CHS and Buyer in the form attached hereto as Exhibit G, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by CHS and Buyer.

“Credit Agreement” shall mean that certain Credit Agreement, dated as of September 30, 2005 among CI, Concentra, the several banks and other financial institutions from time to time parties thereto and JPMorgan Chase Bank, N.A., a national banking association, as administrative agent for the lenders thereunder, as the same has been amended from time to time.

“Current Assets” shall mean the sum of all current assets of the CISI Business and the Acquired Entities as determined in accordance with this Agreement and, to the extent not

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inconsistent with this Agreement, GAAP. Notwithstanding the foregoing, “Current Assets” shall exclude (i) Excluded Assets, (ii) Cash (other than Unswept Cash) (iii) Intercompany Receivables, (iv) any Tax related assets and (v) any deferred Tax assets.

“Current Liabilities” shall mean the sum of all current liabilities of the CISI Business and the Acquired Entities as determined in accordance with this Agreement and, to the extent not inconsistent with this Agreement, GAAP. Notwithstanding the foregoing, “Current Liabilities” shall exclude (i) Excluded Liabilities, (ii) Intercompany Payables, (iii) any Income Tax related liabilities, (iv) any deferred Tax liabilities, (v) any Outstanding Indebtedness, and (vi) the Excluded Employee Liabilities, and shall include outstanding checks that have not yet cleared as of the date of the Closing.

“Disclosure Letters” shall mean, collectively, the Concentra Disclosure Letter and the Coventry Disclosure Letter.

“DOJ” shall mean the United States Department of Justice.

“Eligible Employee” shall mean any individual who currently is an employee, officer, consultant, contingent worker, leased employee or independent contractor of Concentra or any of its Subsidiaries, who devotes substantially all of his or her employment time to the Business (including such employees who are on short-term disability leave or other approved leave), which are set forth on Section 1.1(a) of the Concentra Disclosure Letter, but excluding any such Person listed on Section 1.1(b) or 7.2(b) of the Concentra Disclosure Letter. The Parties acknowledge and agree Section 1.1(a) of the Concentra Disclosure Letter has been prepared as of January 12, 2007 and that Concentra shall have the right to update such schedule from time to time to reflect hires and terminations after the date of this Agreement and prior to Closing in the ordinary course of business consistent with past practice.

“Employee Plan” shall mean any “employee benefit plan” within the meaning of section 3(3) of ERISA and any employment agreement, consulting agreement, bonus, incentive compensation, deferred compensation, stock ownership, stock option, stock appreciation right, restricted stock, phantom stock, equity, premium conversion, medical, hospitalization, vision, dental, health, life, disability, severance, change of control, vacation, death benefit, educational, adoption, dependent care assistance or other employee benefit plan, policy or agreement, whether or not subject to ERISA, that CISI or any of the Acquired Entities, any ERISA Affiliate of CISI or any of the Acquired Entities, Concentra, or any ERISA Affiliate of Concentra sponsors, maintains or contributes to for the benefit of any of the Eligible Employees.

“Environmental Claim” shall mean any Action, notice, letter, demand or request for information (in each case in writing) by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of Environmental Laws or the Release, emission or presence of any Hazardous Material at any location.

“Environmental Laws” shall mean any and all foreign, federal, state or local statutes, rules, regulations or ordinances, as well as any Rulings issued, promulgated, approved or entered

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thereunder by any Governmental Authority, including requirements of common law, relating to pollution or the protection, cleanup or restoration of the environment, or to human health or safety, including the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation, and Liability Act, The Federal Occupational Safety and Health Act and the Federal Toxic Substances Control Act.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, (a) any other Person who is a member of any “controlled group” (as defined in section 414(b) of the Code) of which such Person is a member, (b) any trade or business, whether or not incorporated, under common control (within the meaning of section 414(c) of the Code) with such Person or (c) any other Person who is a member of any affiliated service group (within the meaning of section 414(m) of the Code) of which such Person is a member.

“Excluded Employee Liabilities” shall mean (1) all Liabilities that arise prior to the Closing under or related to any current or former Eligible Employee (other than the Assumed Employee Liabilities), including any Liabilities related to any violations or alleged violations of any employment-related Rulings or Regulations; (2) all Liabilities under or related to any Employee Plan sponsored or maintained by CISI or any of the Acquired Entities (other than the Assumed Employee Liabilities); (3) all Liabilities under the Excluded Employment Agreements, and (4) all Liabilities arising under the Retention Bonus Agreements other than any post-Closing severance obligations arising thereunder.

“Excluded Employment Agreements” shall mean the employment agreements set forth on Section 1.1(c) of the Concentra Disclosure Letter.

“FHM” shall mean FHM Business Corporation, a Delaware corporation.

“First Script APA” shall mean the Asset Purchase Agreement, dated January 31, 2006, among FSNS, First Script, Inc., the Cacciatore Exempt Family Trust, Charles E. Bavier, Susan K. Bigelow, Joanna Milkovich and, for the limited purposes set forth therein, CI, as amended.

“First Script Earn-Out Amount” shall mean the total amount of any earn-out payments that may become due under the terms of the First Script APA.

“First Script Earn-Out Stock” shall mean the aggregate number of whole shares of common stock, par value $.01 per share, of CI, if any, issued pursuant to Section 2.1(b)(ii) of the First Script APA.

“First Script Earn-Out Stock Costs” shall mean an amount equal to $25.00 multiplied by the aggregate number of whole shares of common stock, par value $.01 per share, of CI, if any, issued pursuant to Section 2.1(b)(ii) of the First Script APA.

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“Fremont Litigation” shall mean that certain case styled John Garamendi, Insurance Commissioner of the State of California, as Liquidator of Fremont Indemnity Company v. Concentra Managed Care Services, Inc., Case No. BC320596, Superior Court, Los Angeles County, California.

“FTC” shall mean the United States Federal Trade Commission.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Geographic Market” shall mean the continental United States.

“Governmental Authority” shall mean any foreign, federal, provincial, state or local government court, administrative or regulatory agency, board, bureau or commission or other governmental department, authority or instrumentality.

“Handling” shall mean the production, use, generation, emission, storage, treatment, transportation (including for disposal off-site), recycling, disposal (whether on-site or off-site), discharge, abandonment, release or other management or disposition of any kind of any Hazardous Material.

“Hazardous Material” shall mean chemicals, pollutants, contaminants, hazardous materials, hazardous substances and hazardous wastes, medical waste, toxic substances, petroleum and petroleum products and by-products, asbestos-containing materials, mold, fungus, PCBs, and any other chemicals, pollutants, substances or wastes, in each case regulated, or that could result in liability, under Environmental Laws.

“Healthcare Laws” means applicable healthcare-related Regulations relating to the operation of the Business, including Regulations related to workers’ compensation and medical record and patient privacy, confidentiality and security, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, Public Law 104-191, and the regulations promulgated pursuant thereto, 45 C.F.R. Parts 160-164.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Illinois Litigation” shall mean those certain cases styled (1) Richard C. Coy, D.C., Coy Chiropractic Health Center, P.C. and Thomas L. Kaltenbronn, D.C., individually and on behalf of others similarly situated v. Focus Healthcare Management, Inc., Cause No. 05-L-153, In the Circuit Court, Third Judicial Circuit, Madison County, Illinois and (2) Patrick B. Komeshak, d/b/a Komeshak Chiropractic, and Dale Fischer d/b/a Lebanon Chiropractic, individually and on behalf of others similarly situated v. Concentra, Inc., Cause No. 05-L-105, In the Circuit Court, Twentieth Judicial Circuit, St. Clair County, Illinois.

“Income Taxes” shall mean any income, franchise, net profits, excess profits or similar Taxes measured, in whole or in part, on the basis of income.

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“Insurance Matters Agreement” shall mean the Insurance Matters Agreement to be entered into between Concentra and Buyer in the form attached hereto as Exhibit H, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Intellectual Property” shall mean all U.S., foreign and state registrations and applications for, and all rights (common law, statutory or otherwise) throughout the world in, intellectual property, including all (a) trademarks, service marks, trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and domain names (“Trademarks”), (b) all United States and foreign patents, provisional patents and utility models and applications therefor, all reissues, divisions, re-examinations, renewals, extensions, continuations, and continuations in part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures, invention certificates, and the like (“Patents”), (c) all trade secrets and other rights in privacy, data, know-how and confidential or proprietary information (“Trade Secrets”), (d) all copyrights, copyright registrations and applications therefor, all database rights, mask work rights and other rights corresponding thereto (“Copyrights”), (e) all unregistered design rights and registered industrial designs and any registrations and applications therefor, (f) all rights in world wide web addresses or uniform resource locators and domain names and applications and registrations therefor, (g) all Moral Rights, (h) any works of authorship, including computer programs, algorithms, routines, source code and executable code, whether embodied in firmware, software or otherwise, documentation, designs, files, records and data (“Software”), (i) inventions (whether or not patentable), discoveries, improvements, and technology, (j) proprietary and confidential information, including technical data, customer and supplier lists and data, trade secrets, know-how and techniques, (k) databases, data compilations and collections and technical data, (l) tools, methods, processes, devices, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware and Software development tools and (m) any similar, corresponding or equivalent rights to any of the foregoing.

“Intercompany Agreements” shall mean the Contracts between one or more members of the Concentra Group, on the one hand, and one or more members of the CISI Group, on the other hand, that are set forth on Section 1.1(d) of the Concentra Disclosure Letter. Notwithstanding anything to the contrary in this Agreement, “Intercompany Agreements” shall not include this Agreement or any of the other Transaction Agreements.

“Intercompany Payables” shall mean all payables and notes payable of any one or more members of the CISI Group owing to any one or more members of the Concentra Group, whether or not billed or accrued or recorded or unrecorded, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto; provided, however, that Intercompany Payables shall in no event include payables of the Business owed directly or indirectly to third parties that are not members of the Concentra Group or the CISI Group.

“Intercompany Receivables” shall mean all accounts, accounts receivable and notes receivable held by any one or more members of the CISI Group that are owed by any one or more members of the Concentra Group, whether or not billed or accrued or recorded or unrecorded, together with any unpaid interest or fees accrued thereon or other amounts due with

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respect thereto; provided, however, that Intercompany Receivables shall in no event include receivables of the Business owed directly or indirectly by third parties that are not members of the Concentra Group or the CISI Group.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean (a) when used with respect to Concentra or the Sellers, the actual knowledge of Messrs. Daniel J. Thomas, James M. Greenwood, Mark A. Solls, Thomas E. Kiraly, Thomas R. Kmak, David W. Young, Derrick Amato, Charles E. Bavier and Kristan A. Covey and (b) when used with respect to Coventry or Buyer, the actual knowledge of Messrs. Dale Wolf, Shawn Guertin, Drew Asher, James McGarry, Thomas Zielinski and Robert Gelb.

“Known Insurable Claim” shall mean any Claim (or portion thereof) of which Concentra has Knowledge prior to the Closing that would have been a Pending Insured Claim if Concentra or any of its Subsidiaries had notified the applicable insurer under an Insurance Policy of the Claim (or portion thereof) as of the Closing.

“Leased Real Property” shall mean all real property that is listed on Section 2.2(d) of the Concentra Disclosure Letter.

“Liabilities” shall mean any and all losses, claims, charges, debts, demands, actions, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, controversies, promises, omissions, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any law, rule, Regulation, Action, threatened or contemplated Action or Ruling of any Governmental Authority or any award of any arbitrator or mediator of any kind (including the actual out of pocket costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys’ fees and actual out of pocket costs and expenses reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions, Rulings or awards), and those arising under any Contract, commitment or undertaking, including those arising under this Agreement.

“License” shall mean any license (other than licenses relating to Intellectual Property), permit, certification, registration, identification number, certificate of need, certificate of occupancy, Drug Enforcement Administration registration, franchise, approval, waiver, authorization, consent or order of, or filing with, any state or federal healthcare program or Governmental Authority.

“Licensed Software” shall mean those certain applications licensed to Coventry pursuant to the Software License Agreement.

“Lien” shall mean any lien, pledge (including any negative pledge), purchase option, easement, restrictive covenant, security interest, deed of trust, mortgage, conditional sales agreement, encumbrance or other right of third parties, voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

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“Losses” means all claims, demands, suits, proceedings, judgments, losses, liabilities, damages, Taxes, loss of bargain, costs and expenses of every kind and nature (including reasonable attorneys’ fees); provided, however, that in computing the amount of any Losses of a Buyer Indemnitee for purposes of determining the liability of Concentra or the Sellers as the Indemnifying Person under ARTICLE XII, (a) the amount of any insurance proceeds or other recoveries actually received by the Buyer Indemnitee shall be deducted from such Losses, (b) the amount of any Tax benefit (or cost) actually used to reduce Taxes by the Buyer Indemnitee arising from the incurrence or payment of any such Losses, shall be deducted from such Losses, (c) the amount of any Losses in the form of special, consequential or punitive Losses and Losses for lost profits shall not be included in Losses that an Buyer Indemnitee may seek indemnification under ARTICLE XII, other than special, consequential and punitive Losses and Losses for lost profits actually paid to a third party that is not an Buyer Indemnitee, and (d) to the extent an amount is reflected as a liability or reserve on the Closing Date Balance Sheet as finally determined hereunder or otherwise taken into consideration in calculating Working Capital as finally determined hereunder then such amount shall not be included Losses for which a Buyer Indemnitee may seek indemnification under ARTICLE XII. In computing the amount of any such Tax benefit, the Buyer Indemnitee shall be deemed to utilize all Tax items arising from the incurrence or payments of any Losses only after all other Tax items of such Person have been accounted for and utilized (for example, all existing net operating loss carryforwards would have to be exhausted before a “Tax benefit” would be actually realized from such a claim); provided that creating or increasing a net operating loss carryforward shall be deemed not to create a Tax benefit until such time as such net operating loss carryforward is actually used to reduce Taxes.

“Louisiana Class Action” shall mean that certain case styled Clark A. Gunderson, M.D., et al. vs. F.A. Richard & Associates, Inc., et al., 14th Judicial District Court, Parish of Calcasieu, State of Louisiana, Suit No. 2004-2417, Division “D”.

“Material Adverse Effect on the Business” means any change, event, occurrence or condition which has, individually or in the aggregate, a material adverse effect or change in the business, operations, financial condition or results of operations of the Business; provided, however, that, in determining whether there has been a Material Adverse Effect or whether a Material Adverse Effect would be reasonably likely to occur, this definition shall exclude any material adverse effect to the extent arising out of, attributable to or resulting from: (a) the Excluded Assets or the Excluded Liabilities, (b) any generally applicable change in applicable laws or GAAP or interpretation of any thereof, (c) (i) any public announcement prior to the date of this Agreement of discussions among the Parties hereto regarding the transactions contemplated hereby, (ii) the announcement of this Agreement, (iii) the pendency of the consummation of the transactions contemplated hereby or (iv) any Action arising out of or in connection with this Agreement or the transactions contemplated hereby, (d) actions or inactions taken by the CISI or the Acquired Entities in compliance with this Agreement, (e) changes in conditions generally affecting the industries in which CISI and the Acquired Entities conduct the Business; provided that such changes are not materially more adverse to CISI or the Acquired

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Entities than to other companies operating in the relevant industry; (f) general economic, political or financial market conditions, (g) any outbreak or escalation of hostilities (including, without limitation, any declaration of war by the U.S. Congress) or acts of terrorism, and (h) any expenses incurred in connection with the negotiation, documentation and execution of this Agreement and the consummation of the transaction contemplated by this Agreement and the other Transaction Agreements provided such expenses are Excluded Liabilities.

“Material Contract” means, other than the Excluded Contracts, (a) each Contract that is executory in whole or in part and involves the performance of services or delivery of goods or materials by CISI or any of the Acquired Entities resulting in annual receipts or payments in fiscal 2006 in excess of $750,000 with respect to Contracts with clients, $200,000 with respect to Contracts with vendors, and $250,000 in billed medical charges with respect to Contracts with Providers (except for those Contracts with vendors that are terminable by Concentra without cause on ninety (90) or less days notice thereof (without any additional payment, penalty or premium)), (b) each Contract that is executory in whole or in part and was not entered into in the ordinary course of business and that involves expenditures or receipts of CISI or any of the Acquired Entities in excess of $200,000, (c) each lease, rental or occupancy agreement, installment and conditional sale agreement, and any other contract or agreement affecting the ownership of, leasing of, title to or use of any Leased Real Property, (d) each license agreement or other Contract with respect to Business IP except for (i) “clickwrap” or “shrinkwrap” agreements or agreements for readily available off the shelf software, (ii) the terms of use or service for any publicly available website, and (iii) any Contracts relating to Business IP resulting in annual receipts or payments of $25,000 or less; (e) each collective bargaining agreement, including amendments and side letter agreements thereto, and any other Contract with any labor union or other employee representative of a group of employees, (f) other than stock option agreements, each employment Contract, termination Contract, retention, change in control, compensation and bonus Contract with an Eligible Employee that received total annual compensation for fiscal 2006 of $100,000 or more, (g) each joint venture, partnership, franchise, joint research and development and joint marketing agreement or any other similar Contract (including a sharing of profits, losses, costs or liabilities by the CISI or any of the Acquired Entities with any other Person), and (h) all Contracts to loan money or extend credit in excess of $25,000 to any other Person, except for accounts receivables incurred in the ordinary course of business, (i) all Contracts which involve any joint venture, partnership or similar arrangement, whether or not involving a sharing of profits, and (j) each Contract containing covenants that in any way purport to restrict or prohibit the business activity of CISI or the Acquired Entities or limit the freedom of CISI or the Acquired Entities to engage in any line of business or to compete with any Person.

“Medical Director Services Agreement” shall mean the Medical Director Services Agreement to be entered into between CHS, MetraComp and Buyer in the form attached hereto as Exhibit I, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Moral Rights” shall mean any right to claim authorship to or to object to any distortion, mutilation or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

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“NonCompetition Agreement” shall mean that certain NonCompetition Agreement, dated as of November 1, 2006, by and among Concentra, CISI and each of the entities identified on Annex A thereto, on the one hand, and The Innovation Group plc, and TiG Acquisition Co., on the other hand.

“OON Services Business” shall mean the workers compensation retail out-of-network services business of Concentra CPS.

“Oracle Financial Application” shall mean Concentra’s Oracle financial software applications, including the accounts receivable, accounts payable, general ledger and fixed assets applications thereof.

“Outstanding Indebtedness” shall mean, without duplication, as of immediately prior to the Closing, the aggregate amount of (a) all indebtedness of CISI and the Acquired Entities (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon), whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, (b) all deferred indebtedness of CISI or any of the Acquired Entities for the payment of the purchase price of property or assets purchased, (c) all Capital Lease Indebtedness that is not set forth on Section 2.4(b) of the Concentra Disclosure Letter, (d) any outstanding reimbursement obligation of CISI or any of the Acquired Entities with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of CISI or any of the Acquired Entities pursuant to which the applicable bank or similar entity has paid obligations which CISI or any of the Acquired Entities is required to repay, (e) any payment obligation of CISI or any of the Acquired Entities under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (f) all guaranties, endorsements, assumptions and other contingent obligations of CISI or any of the Acquired Entities in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others the repayment of which is guaranteed by CISI or any of the Acquired Entities, (g) all other short-term and long-term liabilities of CISI or any of the Acquired Entities for borrowed money and (h) all expenses, premiums, penalties and change of control payments required to be paid or offered in respect of any of the foregoing as a result of the consummation of the transactions contemplated by the Transaction Agreements if actually paid. For the avoidance of doubt, “Outstanding Indebtedness” shall not include (1) obligations of the CISI Business or any of the Acquired Entities to pay rent or other payment amounts under any “operating lease” (i.e., a lease of real or personal property that would not be classified in accordance with GAAP as a capital lease on the face of a balance sheet for CISI or an Acquired Entity) or (2) Capital Lease Indebtedness set forth on Section 2.4(b) of the Concentra Disclosure Letter.

“past practice” when used with respect to the Concentra Parties, CISI or the Acquired Entities shall mean, unless otherwise specified, the past practice of the Business.

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“Patents” shall have the meaning specified in the definition of “Intellectual Property.”

“Pending Insured Claim” shall mean any Claim of which Concentra has provided notice to the insurer under any Insurance Policy as of the Closing to the extent that such Claim relates to acts or omissions of any member of the CISI Group that occurred at or prior to the Closing; provided, however, that any such Claim (or portion thereof) that is the subject of a denial (or other refusal) of coverage by the carrier under such Policy because the Claim is not covered under the terms of the Insurance Policy or otherwise shall not be deemed to be a “Pending Insured Claim” for purposes of this Agreement. However, in the event that any Claim or portion thereof that is the subject of a denial (or other refusal) of coverage because, under the terms of the applicable Insurance Policy, (i) Concentra has failed to timely submit notice of the Claim to the applicable insurer, then the Claim (or portion thereof) shall be deemed to be a “Pending Insured Claim” hereunder, or (ii) a deductible or self-insured retention applies to all or a portion of such Claim or the coverage limit with respect to such Claim has been exhausted, then the portion of the Claim that is subject to such deductible or self-insured retention and the portion of the Claim that exceeds the coverage limit of the Insurance Policy shall be deemed to be a “Pending Insured Claim” hereunder. For the avoidance of doubt, if an insurer under any Pending Insure Claim accepts a Claim subject to a “reservation of rights,” the Claim shall be deemed to be a Pending Insured Claim until such time as coverage of the Claim is denied or otherwise refused because the Claim is not covered under the terms of the Insurance Policy.

“Permitted Liens” shall mean all (i) Liens set forth on Section 1.1(e) of the Concentra Disclosure Letter, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto that do not materially detract from the value of, or materially impair the use of, property as it is presently used in connection with the Business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or that are being contested in good faith and for which appropriate reserves are set forth in the Financial Statements, (iv) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business or by operation of law for sums not yet due or that are being contested in good faith, (v) Liens securing all or any portion of the Outstanding Indebtedness which are released at Closing, (vi) Liens on Leased Real Property arising from the provisions of such leases, (vii) mortgages, deeds of trust and other security instruments, and ground leases or underlying leases covering the title, interest or estate of landlords with respect to the Leased Real Property and to which the leases with respect to the Leased Real Property are subordinate, (viii) Liens set forth on Section 1.1(f) of the Concentra Disclosure Letter that are to be released at or prior to the Closing in accordance with Section 9.2(d), (ix) purchase money security interest Liens arising in the ordinary course of business, (x) restrictions on transferability imposed by applicable securities laws, and (xi) Liens that do not, individually or in the aggregate, materially detract from the value of, or materially impair the use of, any property or asset as it is presently used in connection with the Business.

“Person” shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

“Pre-Closing Tax Period” shall mean any Taxable period of any Acquired Entity that ends on or prior to the Closing Date.

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“Provider” means any provider or supplier of healthcare services.

“Provider Bill Review Liabilities” shall mean all Losses arising from the CISI Group’s provision of provider bill review services prior to the Closing, which consists of (1) the CISI Group’s review of workers compensation medical claims in states with state mandated fee schedule rates and recommendation for repricing of those claims down to the allowable rate, (2) the CISI Group’s review of workers compensation medical claims in states without state mandated fee schedule rates and recommendation for repricing of those claims down to the usual and customary rate, and/or (3) the CISI Group’s recommendation of preferred provider organization discounts or other contracted rates to workers compensation medical claims submitted for reimbursement or the provision of PPO networks to customers.

“Regulations” shall mean any laws (including without limitation common law and Healthcare Laws), statutes, ordinances, regulations, rules, notice requirements, agency guidelines, principles of law and orders of any Governmental Authority.

“Release” or “Released” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migrating or disposing (including abandoning or discarding).

“Retained Business” shall mean all of the businesses and operations of CISI other than the CISI Business, including, without limitation, the Shared Corporate Services and the AIS Business.

“Retained Employee” shall mean each employee of Concentra and its Affiliates who (a) is not an Eligible Employee or (b) if an Eligible Employee, does not become a Hired Employee.

“Retention Bonus Agreements” shall mean the employee retention bonus letter agreements with certain Eligible Employees referenced on Section 4.16 of the Concentra Disclosure Letter.

“Ruling” means any award, decision, injunction, decree, stipulation, determination, writ, judgment, order, ruling or verdict entered, issued, made or rendered (whether temporary, preliminary or permanent) by any court, administrative agency or other Governmental Authority or arbitrator.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

“Sellers” shall mean, collectively, CHS, NHR and CISI.

“Settled Actions” shall mean (1) the Louisiana Class Action and (2) First State Orthopaedics, Roy Lerman, M.D. and all others similarly situated v. CI, Concentra Managed Care, Inc. and FOCUS, Civil Action No. 2:05-CV-04951-NS; In the United States District Court for the for the Eastern District of Pennsylvania, and the items set forth on Section 6.16 of the Concentra Disclosure Letter.

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“Shared Corporate Services” shall mean the persons, assets, and related systems that provide enterprise wide services primarily for the benefit of Concentra, including but not limited to the persons, assets, and systems residing in the following Concentra departments: Corporate Finance and Accounting, Fixed Assets, Legal, Risk Management, Treasury, Purchasing, Payroll, Tax, Travel, Internal Audit, Internal Controls (Information Technology and business process), Human Resources, Marketing, Security, Messaging, Telecommunications, Solution Center (Help Desk), Online Services, IT Oracle Applications, IT HRIS, Wide Area Network, and Central Data Center (located at 15810 Midway Road, Addison, Texas 75001).

“Software” shall have the meaning specified in the definition of “Intellectual Property.”

“Software License Agreement” shall mean the Software License Agreement to be entered into between Concentra and Buyer in the form attached hereto as Exhibit J, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Straddle Period” shall mean any Taxable period of any Acquired Entity that begins on or before and ends after the Closing Date.

“Sublease Agreement” shall mean the Sublease Agreement to be entered into between Concentra and Buyer in the form attached hereto as Exhibit K, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Subsidiaries” shall mean, with respect to any Person, another Person (a) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (b) of which such first Person is a general partner.

“Target Working Capital” shall mean $10,500,000.

“Tax” or “Taxes” shall mean all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Return” shall mean any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

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“Taxing Authority” shall mean the United States, any subdivision or instrumentality thereof or any other Governmental Authority, which imposes Taxes.

“Termination Date” shall mean the date on which this Agreement is terminated by any Party pursuant to Section 11.1.

“Texas HCN Delegation Agreement” shall mean the Texas HCN Delegation Agreement to be entered into between Beech Street Corporation, a Delaware corporation, and Buyer in the form attached hereto as Exhibit L, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Third Party Consent Liabilities” shall mean all Liabilities owed to a third party arising out of Concentra’s failure to obtain any Consent required under the Assumed Contracts

“Trademark Assignment Agreement” shall mean the Trademark Assignment Agreement to be entered into between Concentra and Buyer in the form attached hereto as Exhibit M, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Trademarks” shall have the meaning specified in the definition of “Intellectual Property.”

“Trade Secrets” shall have the meaning specified in the definition of “Intellectual Property.”

“Transaction Agreements” shall mean this Agreement, the AIS Network Access Agreement, the Assignment and Assumption Agreement, the CHS Physician Review Agreement, the CHS Provider Agreement, the CNS OON Repricing Agreement, the Confidentiality Agreement, the Copyright Assignment Agreement, the Credentialing Services Agreement, the Insurance Matters Agreement, the Medical Director Services Agreement, the Software License Agreement, the Sublease Agreement, the Texas HCN Delegation Agreement, the Trademark Assignment Agreement and the Transition Services Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into between Concentra and Buyer in the form attached hereto as Exhibit N, with such additions, deletions and other modifications thereto that are mutually agreed upon in writing by Concentra and Buyer.

“Treasury” shall mean the United States Department of Treasury.

“Treasury Regulations” shall mean the Regulations promulgated by the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

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“Unswept Cash” shall mean all Cash of CISI deposited at a bank account listed on Section 2.2(m) of the Concentra Disclosure Letter and all Cash of the Acquired Entities that is not distributed to a member of the Concentra Group at or prior to the Closing.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, as amended and other similar Regulations.

“Working Capital” shall mean the amount that is the difference between (1) Current Assets and (2) Current Liabilities. For purposes of ARTICLE III, Working Capital shall be determined as of 12:01 a.m. on the Closing Date, and shall not be calculated to include any changes in assets or liabilities as a result of purchase accounting adjustments.

1.2 Terms Defined Elsewhere. The following is a list of additional terms used in this Agreement and a reference to the Section hereof in which such term is defined:

Term	Section
Accounts Receivable	Section 2.2(e)
Acquired Assets	Section 2.2
Assumed Contracts	Section 2.2(c)
Assumed Liabilities	Section 2.4
Bank	Section 3.2(e)
Basket	Section 12.3(a)
Bonus Terms	Section 7.2(a)
Business IP	Section 4.13
Buyer	Preamble
Buyer Indemnifiable Losses	Section 12.2(a)
Buyer Indemnitees	Section 12.2(a)
Calculation Notice	Section 3.2(b)
CHS	Preamble
CISI	Preamble
Class I Fundamental Representations	Section 12.1
Class II Fundamental Representations	Section 12.1
Closing	Section 9.1
Closing Date	Section 9.1
Closing Date Balance Sheet	Section 3.2(a)
Closing Date Interest Rate	Section 3.2(e)
Closing Date Payment	Section 2.7
Closing Deadline	Section 11.1(g)(iii)
Common Contracts	Section 6.15(a)
Concentra	Preamble
Concentra Healthcare Licenses	Section 4.17
Contractual Employees	Section 7.2(a)
Coventry	Preamble
Cure Period	Section 11.1(b)
Disputed Items	Section 3.2(b)

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Term	Section
Estimated Working Capital	Section 3.1
Excluded Assets	Section 2.3
Excluded Contracts	Section 2.3(c)(v)
Excluded Liabilities	Section 2.5
Financial Statements	Section 4.5(a)
FOCUS	Recitals
FOCUS Stock	Recitals
Form Employment Agreement	Section 7.2(a)
FSNS	Recitals
FSNS Stock	Recitals
Guarantees	Section 6.12
Hired Employees	Section 7.2(b)
Indemnifiable Losses	Section 12.2(b)
Indemnified Party	Section 12.2(b)
Independent Appraiser	Section 2.8
Infringes	Section 4.13
Initial Calculation	Section 3.2(a)
Insurance Policy or Policies	Section 4.15
Interim Financial Statements	Section 4.5(b)
Joint Development	Section 6.10
Letters of Credit	Section 6.12
Material Terms	Section 7.2(a)
MC Stock	Recitals
MetraComp	Recitals
Negative Estimated Working Capital Adjustment	Section 3.1
Negative Working Capital Adjustment Payment	Section 3.2(e)
NHR	Preamble
Party or Parties	Preamble
Permits	Section 2.2(g)
Personal Property	Section 2.2(a)
Positive Estimated Working Capital Adjustment	Section 3.1
Positive Working Capital Adjustment Payment	Section 3.2(e)
Pre-Closing Period	Section 6.2
Property Taxes	Section 8.2(b)(i)
Purchase Price	Section 2.7
Seller Indemnifiable Losses	Section 12.2(b)
Seller Indemnitees	Section 12.2(b)
Settlement Firm	Section 3.2(c)
Shares	Recitals
Straddle Period Claims	Section 6.17
Tax Claim	Section 8.3(a)
Third Party Claim	Section 12.4(a)
Transfer Taxes	Section 8.2(a)
Working Capital Adjustment Amount	Section 3.2(d)

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1.3 Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:

(a) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;

(b) words importing any gender shall include other genders;

(c) words importing the singular only shall include the plural and vice versa;

(d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(e) the words “hereof,” “hereto,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f) references to “Articles,” “Exhibits”, “Sections” and other subdivisions shall be to Articles, Exhibits, Sections and other subdivisions of or to this Agreement;

(g) references to any Person include the successors and permitted assigns of such Person; and

(h) except to the extent this Agreement expressly provides otherwise, all accounting terms and accounting determinations hereunder shall be made in accordance with GAAP.

ARTICLE II

PURCHASE AND SALE OF ASSETS AND STOCK

2.1 Sale of Assets. Upon the terms and conditions set forth herein, Buyer agrees to purchase from CISI and Concentra, and CISI and Concentra (on behalf of itself and each of its controlled Affiliates) agree to sell, transfer, assign, convey and deliver to Buyer, all of CISI’s and Concentra’s (and each of Concentra’s controlled Affiliates’) right, title and interest in, to and under the Acquired Assets, free and clear of all Liens, other than Permitted Liens, in consideration for the assumption by Buyer of the Assumed Liabilities as provided in Section 2.4 and the payment specified in Section 2.7.

2.2 Acquired Assets. As used herein, “Acquired Assets” shall mean, other than the Excluded Assets, any and all assets, properties, rights, licenses, Permits, Contracts, real property, causes of action and businesses of every kind and description, wherever located, real, personal or mixed, tangible or intangible, to the extent owned by, or leased by, CISI and used (or held for use) primarily in the CISI Business, including all of CISI’s right, title and interest in, to and under the following:

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(a) all tangible personal property used (or held for use) primarily in the CISI Business, including all equipment, inventory, parts, furniture, furnishings, office equipment, supplies and other items of tangible personal property, including the items described on Section 2.2(a) of the Concentra Disclosure Letter (collectively, the “Personal Property”);

(b) all Intellectual Property used (or held for use) primarily in the CISI Business, including the Acquired Software and the other items described on Section 2.2(b) of the Concentra Disclosure Letter;

(c) all rights and benefits of CISI under all Contracts relating primarily to the CISI Business, including (i) all Contracts with customers or Providers that primarily relate to the CISI Business (regardless of the Concentra entity holding such Contract), and (ii) to the extent such Contracts are not specifically treated in Section 6.15, all Contracts (or the applicable portions thereof) with customers or Providers otherwise generating the revenues set forth on the income statement included on Section 4.5(a) of the Concentra Disclosure Letter (it being understood and agreed that the portions of Contracts allocated to Buyer pursuant to Section 6.15 of the Concentra Disclosure Letter are “Assumed Contracts” hereunder), including the Contracts described on Section 2.2(c) of the Concentra Disclosure Letter (collectively, the “Assumed Contracts”);

(d) all rights of CISI, as lessee, in respect of the Leased Real Property listed on Section 2.2(d) of the Concentra Disclosure Letter;

(e) all accounts, accounts receivable and notes receivable, whether or not billed or accrued or recorded or unrecorded, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto arising primarily from or related to the CISI Business, excluding, however, any Intercompany Receivables (the “Accounts Receivable”);

(f) all goodwill and going concern value relating primarily to the CISI Business;

(g) to the extent transferable, all licenses (other than licenses relating to Intellectual Property), franchises, certificates, approvals, permits, consents, waivers and other authorizations issued, granted, given or otherwise made available by or under the authority of any Governmental Authority (collectively, the “Permits”), and all applications therefor pending, used (or held for use) primarily in the CISI Business;

(h) all existing books, records, files, papers and correspondence (whether in original, photostatic, electronic or other form or medium) used (or held for use) primarily in the CISI Business, including all lists of customers (past and present), potential customers and vendors (past and present), all files and documents relating to customers and vendors, copies of all Assumed Contracts, sales records, invoices, inventory records, personnel and employment files and records relating to the Eligible Employees, cost and pricing information, business plans, catalogs, quality control records and manuals, research and development files, trademark files and litigation files (but only to the extent relating to Assumed Liabilities), financial and accounting records, and service and warranty records;

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(i) all rights to security or other deposits under or relating to the Leased Real Property and all rights to utilities deposits under the Assumed Contracts;

(j) all hardware owned by Concentra or any of its subsidiaries that is primarily used in or primarily used to support the Business;

(k) all rights under manufacturers’ and vendors’ guaranties, indemnities and warranties relating primarily to the CISI Business and all similar rights against third parties relating exclusively to the CISI Business;

(l) all claims, causes of action, choses in action, rights to insurance policies, rights to indemnity, rights of recovery and rights of set-off of any kind against any Person relating to the Assumed Liabilities;

(m) all contractual rights to the bank accounts listed on Section 2.2(m) of the Concentra Disclosure Letter, but excluding all Cash deposited in such bank accounts except to the extent of any Unswept Cash; and

(n) all Current Assets not otherwise listed above that are included in Working Capital (as finally determined).

2.3 Excluded Assets. Notwithstanding Section 2.2 of this Agreement, CISI is not selling, and Buyer is not purchasing, pursuant to this Agreement, CISI’s right, title and interest in, to and under the following (the “Excluded Assets”), all of which shall be retained by CISI:

(a) all Cash, other than Unswept Cash;

(b) all items set forth on Section 2.3 of the Concentra Disclosure Letter;

(c) whether or not set forth on Section 2.3 of the Concentra Disclosure Letter, any and all assets, properties, rights, licenses, Permits, Contracts, real property, causes of action and businesses of every kind and description, wherever located, real, personal or mixed, tangible or intangible, to the extent owned by, leased by, granted to or in the possession of CISI, that is not primarily used (or held for use) in the CISI Business including, without limitation:

(i) Except as otherwise set forth herein or in the Software License Agreement, the Intellectual Property used but not primarily used (or held for use) in the CISI Business, the Concentra Name (including any and all uses of the Concentra Name), and the other items of Intellectual Property set forth in Section 2.3 of the Concentra Disclosure Letter;

(ii) the AIS Business;

(iii) the Shared Corporate Services;

(iv) the Oracle Financial Application; and

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(v) except as otherwise provided in Section 6.15 of this Agreement, all rights of CISI under any Contract not included in the Assumed Contracts, including the Contracts set forth in Section 2.3 of the Concentra Disclosure Letter (the “Excluded Contracts”);

(vi) all claims, causes of action, choses in action, rights to insurance or indemnity, rights of recovery and rights of set-off of any kind against any Person to the extent arising out of or relating to any Excluded Liability;

(d) all of CISI’s bank accounts that are not listed on Section 2.2(m) of the Concentra Disclosure Letter;

(e) the certificate of incorporation and bylaws of CISI and the corporate minutes, corporate seals and stock books of CISI;

(f) all Intercompany Receivables and Intercompany Agreements;

(g) all Tax Returns, and all notes, worksheets, files or documents relating thereto, for any Consolidated Group or for any Pre-Closing Tax Period, provided that Buyer shall be entitled to receive copies of Tax Returns relating to the Acquired Companies (other than Tax Returns of a Consolidated Group);

(h) all claims for and rights to receive refunds, rebates or similar payments of Taxes to the extent such Taxes were paid by or on behalf of CISI or were paid with respect to the Acquired Assets for any Taxable period (or portion thereof) ending on or prior to the Closing Date, and all Tax Returns and all notes, worksheets, files or documents relating thereto;

(i) the rights of CISI under this Agreement and each other Transaction Agreements; and

(j) Except as otherwise set forth herein or in the Software License Agreement, all Intellectual Property used in the provision of Shared Corporate Services.

2.4 Assumed Liabilities. Upon the terms and conditions set forth herein, at the Closing Buyer shall assume and agree to pay, perform and discharge, when due, all Liabilities of CISI (other than the Excluded Liabilities) arising out of the conduct of the CISI Business or arising under or related to the Acquired Assets, in any such case, prior to, on or after the Closing (the “Assumed Liabilities”), and including the following:

(a) all Liabilities of CISI under or related to the Acquired Assets and the CISI Business, including:

(i) subject to Buyer’s rights to indemnification under Article XII in respect of Provider Bill Review Liabilities, all Liabilities of CISI under or related to the Assumed Contracts, including all Provider Bill Review Liabilities incurred thereunder;

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(ii) all Liabilities of any member of the Concentra Group in respect of the Guarantees and Letters of Credit;

(iii) all Assumed Employee Liabilities;

(iv) all Environmental Liabilities;

(v) all Current Liabilities included in Working Capital (as finally determined);

(b) all Liabilities in respect of Capital Lease Indebtedness set forth on Section 2.4(b) of the Concentra Disclosure Letter;

(c) all Liabilities for Taxes for which Buyer is responsible pursuant to Section 8.2; and

(d) any Liability created by this Agreement that is the express obligation of Buyer.

2.5 Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, (1) Buyer shall not assume or be obligated to pay, perform or otherwise discharge any Liabilities of the Acquired Entities in respect of Outstanding Indebtedness, Intercompany Payables, Intercompany Agreements, Excluded Employee Liabilities, Pending Insured Claims, Known Insurable Claims or Covered Matters and (2) except for the Assumed Liabilities, Buyer shall not assume or be obligated to pay, perform or otherwise discharge any other Liabilities of CISI (clause (1) and (2) above are collectively referred to herein as the “Excluded Liabilities”). From and after the Closing, CISI shall remain liable for and shall pay, perform and discharge when due all Excluded Liabilities of CISI or any of its Affiliates (other than the Acquired Entities) that are not specifically included in the Assumed Liabilities, including the following:

(a) all Liabilities of CISI under or related to the Excluded Assets, including:

(i) all Liabilities of CISI under or related to the Excluded Contracts;

(ii) all Liabilities of CISI under or related to Outstanding Indebtedness as of the Closing Date; and

(iii) all Liabilities in respect of Intercompany Payables and Intercompany Agreements;

(b) all Liabilities for Taxes with respect to the CISI Business or the Acquired Assets for any Taxable period (or portion thereof) ending on or prior to the Closing Date other than Taxes for which the Buyer is responsible pursuant to Section 8.2;

(c) all Excluded Employee Liabilities;

(d) all Pending Insured Claims;

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(e) all Known Insurable Claims;

(f) all Third Party Consent Liabilities;

(g) all Liabilities arising out of the Covered Matters;

(h) all Concentra Transaction Expenses; and

(i) all Liabilities created by this Agreement that are the express obligation of CISI.

2.6 Sale of Stock. Upon the terms and conditions set forth herein, at the Closing (a) Buyer agrees to purchase from CISI, and CISI agrees to sell, transfer, assign, convey and deliver to Buyer, all of the FOCUS Stock, free and clear of all Liens, (b) Buyer agrees to purchase from CHS, and CHS agrees to sell, transfer, assign, convey and deliver to Buyer, all of the FSNS Stock, free and clear of all Liens, and (c) Buyer agrees to purchase from NHR, and NHR agrees to sell, transfer, assign, convey and deliver to Buyer, all of the MC Stock, free and clear of all Liens.

2.7 Purchase Price. Subject to ARTICLE XII, the aggregate cash purchase price payable by Buyer in consideration of the sale and transfer of the Acquired Assets and the Shares (the “Purchase Price”) shall be an amount in cash equal to the sum of (a) the Closing Date Payment, plus, if applicable, (b) the Positive Working Capital Adjustment Payment, and minus, if applicable, (c) the Negative Working Capital Adjustment Payment. The “Closing Date Payment” shall be an amount equal to the sum of (a) $387,500,000, plus, if applicable, (b) the Positive Estimated Working Capital Adjustment, and minus, if applicable, (c) the Negative Estimated Working Capital Adjustment. In calculating the various respective adjustments to the Purchase Price under this Agreement, no single item shall be given duplicative effect.

2.8 Allocation. Prior to Closing, the Parties shall endeavor in good faith to agree upon a preliminary allocation of the Purchase Price and the Assumed Liabilities among the Acquired Assets and the Shares, for tax purposes, in compliance with Section 1060 of the Code. The Parties shall endeavor in good faith to update the preliminary allocation within fifteen (15) days following the final determination of Closing Working Capital in accordance with ARTICLE III, to reflect such final determination. In the event that the Parties cannot reach an agreement on the allocation within fifteen (15) days following the final determination of Closing Working Capital in accordance with Article III, then, any Party may refer the matters in dispute to a mutually acceptable independent appraiser (the “Independent Appraiser”) to assist in determining the allocation described in this Section 2.8. If the allocation is submitted to the Independent Appraiser for resolution, Sellers and Buyer shall enter into a customary engagement letter with the Independent Appraiser. The Independent Appraiser shall be instructed to deliver to Buyer and Sellers a written determination of the allocation within thirty (30) days after the date of referral thereof to the Independent Appraiser. Each Party shall furnish to the Independent Appraiser such workpapers and other documents and information relating to such allocation as the Independent Appraiser may request and are available to that Party or its Affiliates (or its independent public accountants) and will be afforded the opportunity to present to the Independent Appraiser any material relating to the determination of the matters in dispute and to

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discuss such determination with the Independent Appraiser. The Independent Appraiser may determine the issues in dispute following such procedures, consistent with the provisions of this Agreement, as it reasonably deems appropriate in the circumstances and with reference to the amounts in issue. Except as expressly provided herein, the Parties do not intend to impose any particular procedures upon the Independent Appraiser, it being the desire of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable. The Independent Appraiser shall act as an expert for the limited purpose of determining the allocation and may not award damages, interest, or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and costs of presenting its case. Sellers shall bear one half and Buyer shall bear one half of the costs and expenses of the Independent Appraiser. The Parties agree to report and act in accordance with such final allocation in the filing of all income tax returns (including filing Form 8594 with their Federal income tax return for the taxable year that includes the date of the Closing) and in the course of any tax audit, tax review or tax litigation relating thereto, except as otherwise required by a determination, as defined in Section 1313 of the Code.

ARTICLE III

WORKING CAPITAL ADJUSTMENT

3.1 Estimated Working Capital Adjustment. No later than five business days prior to the Closing Date, Concentra shall deliver to Coventry and Buyer a statement showing the calculation of a good faith estimate of the Working Capital as of immediately prior to the Closing (the “Estimated Working Capital”). The amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital is referred to herein as the “Positive Estimated Working Capital Adjustment” and the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital is referred to herein as the “Negative Estimated Working Capital Adjustment.”

3.2 Post-Closing Working Capital Adjustment.

(a) Concentra shall cause to be prepared and, as soon as practical, but in no event later than 90 days after the Closing Date, shall cause to be delivered to Buyer, the unaudited combined balance sheet of CISI (solely with respect to the CISI Business) and the Acquired Entities prepared as of immediately prior to the Closing (excluding the Excluded Assets and Excluded Liabilities) (the “Closing Date Balance Sheet”) and a statement showing the calculation of the Working Capital as of immediately prior to the Closing (the “Initial Calculation”). Buyer shall provide Concentra and its accountants with the reasonable assistance of personnel and timely and reasonable access, during normal business hours, to its personnel, properties, books and records, in each case at Concentra’s expense (provided that Concentra shall not be required to reimburse Buyer for the allocable salary costs of Buyer’s personnel or other general corporate overhead expenses incurred by Buyer in connection therewith), but only to the extent related to the preparation by Concentra of the Closing Date Balance Sheet and of such Initial Calculation. The Closing Date Balance Sheet and the Initial Calculation shall be accompanied by such schedules and data with respect to the determination of the Working Capital contained therein as may be appropriate to support such Initial Calculation.

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(b) Within 150 days after the Closing Date, Buyer may deliver to Concentra a written notice (the “Calculation Notice”) either advising Concentra that Buyer agrees with and accepts the Initial Calculation or setting forth those particular line items (the “Disputed Items”) in the Initial Calculation that Buyer disputes and, to the extent possible, a statement, with reasonable detail as to the Disputed Items, of what Buyer believes is the correct calculation of each Disputed Item and of the Working Capital as of immediately prior to the Closing. Buyer and the advisors engaged by Buyer shall be entitled to review Concentra’s working papers, trial balances and similar materials relating to its preparation of the Closing Date Balance Sheet, if any, for purposes of reviewing the Initial Calculation. Concentra shall also provide Buyer and its accountants with the reasonable assistance of personnel and timely and reasonable access, during normal business hours, to its personnel, properties, books and records, in each case at Concentra’s expense, but only to the extent related to the review by Buyer of such Initial Calculation. If Concentra shall concur with the Calculation Notice, or if Concentra shall not object to the Calculation Notice, in a writing delivered to Buyer within 15 days after receipt of the Calculation Notice, the calculation of the Working Capital set forth in the Calculation Notice shall become final, binding and conclusive on the Parties and shall not be subject to further review, challenge or adjustment. If Buyer does not submit a Calculation Notice within the 150-day period provided herein, then the Initial Calculation shall become final, binding and conclusive on the Parties and shall not be subject to further review, challenge or adjustment. To the extent that Buyer timely provides a Calculation Notice within the 150-day period, all items reflected therein that are not Disputed Items shall become final, binding and conclusive on the Parties and shall not be subject to further review, challenge or adjustment.

(c) In the event that Concentra timely objects to any Disputed Items included in a timely received Calculation Notice, Buyer and Concentra shall use reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) after the date of Concentra’s objection to the Calculation Notice to resolve any Disputed Items. During such 30-day period (or such longer period as they may mutually agree), Buyer and Concentra shall have access to the working papers, trial balances, schedules and calculations of the other used in the preparation of the Initial Calculation and the Calculation Notice and the determination of the Working Capital contained therein and the Disputed Items. In the event that Buyer and Concentra are unable to resolve all Disputed Items within such 30-day period (or such longer period as they may mutually agree), then the remaining unresolved Disputed Items shall be referred to a nationally recognized accounting firm selected by mutual agreement of Buyer and Concentra; provided, however, that if Buyer and Concentra are unable to agree on a nationally recognized accounting firm within 5 days after the expiration of such 30-day period (or such longer period as they may mutually agree), then within 10 days thereafter, each of Buyer and Concentra shall select an office of an accounting firm of recognized national standing and such two firms shall, within 15 days after the expiration of such 30-day period (or such longer period as they may mutually agree), then select a accounting firm of recognized national standing to resolve any remaining Disputed Items (such selected firm, the “Settlement Firm”). Buyer and Concentra will promptly, and in no event later than the time that Disputed Items are submitted to the Settlement Firm, enter into reasonable and customary arrangements for the services to be rendered by the Settlement Firm under this Section 3.2. The Parties agree that the selection process for the Settlement Firm shall occur only once and that such Settlement Firm, once selected, shall resolve remaining unresolved Disputed Items. The determination of the remaining

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unresolved Disputed Items by the Settlement Firm shall be final, binding and conclusive and shall constitute an arbitral award that is unappealable and not subject to further review, challenge or adjustment and upon which a judgment may be entered by a court having jurisdiction thereof. Buyer and Concentra shall use reasonable best efforts to cause the Settlement Firm to reach a determination as promptly as practicable (and in any event within 30 days from the date that the Disputed Items are submitted to it). Within 10 days after the Settlement Firm has been retained, Buyer and Concentra shall furnish, at their own expense, to the Settlement Firm and each other a written statement of their position with respect to each Disputed Item. Within 5 business days after the expiration of such 10-day period, Buyer and Concentra may deliver to the Settlement Firm and to each other its response to the other’s position on each Disputed Item. With each submission, Buyer and Concentra may also furnish to the Settlement Firm such information, workpapers and other documents as they deem relevant to the resolution of the Disputed Items, with appropriate copies or notification being given to the other. In addition, Buyer and Concentra shall each furnish the Settlement Firm such workpapers and other documents and information relating to the Disputed Items, and shall provide interviews and answer questions, as such Settlement Firm may reasonably request. The Settlement Firm may, at its discretion, conduct a conference concerning the disagreement with Buyer and Concentra, at which conference Buyer and Concentra shall each have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants. Each Party shall pay its own costs and expenses incurred in connection with this Section 3.2; provided, however, that Buyer, on the one hand, and Concentra, on the other hand, shall each pay one-half of the fees and expenses of the Settlement Firm.

(d) The “Working Capital Adjustment Amount”, which may be a positive or negative amount, shall mean the amount equal to the Working Capital, as finally determined in accordance with this Section 3.2, minus the Estimated Working Capital. For clarification purposes, the Parties acknowledge and agree that the Parties’ respective rights to recover the Working Capital Adjustment Amount in full shall not be subject to any of the limitations set forth in ARTICLE XII.

(e) If the Working Capital Adjustment Amount is a positive amount, then Buyer shall promptly deliver, by wire transfer of immediately available funds to an account or accounts designated in writing by Concentra, an amount equal to the Working Capital Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the prime rate of interest designated by JPMorgan Chase Bank, N.A. (“Bank”), as of the Closing Date (the “Closing Date Interest Rate”) (such amount is referred to herein as the “Positive Working Capital Adjustment Payment”). If the Working Capital Adjustment Amount is a negative amount, then Concentra shall promptly deliver or cause an Affiliate to promptly deliver, by wire transfer of immediately available funds to an account designated in writing by Buyer, an amount equal to the Working Capital Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the Closing Date Interest Rate (such amount is referred to herein as the “Negative Working Capital Adjustment Payment”).

(f) All amounts paid pursuant to this Section 3.2 shall be deemed an adjustment to the Purchase Price. For purposes of this Section 3.2, all computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days

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(including the first day but excluding the last day) occurring in the period for which such interest is payable. Any payments made by any Person pursuant to this Section 3.2 shall be made by wire transfer of immediately available funds within five business days after the date on which the Working Capital determination becomes final and binding on the Parties under this Section 3.2.

(g) The Working Capital, as finally determined pursuant to this Section 3.2, shall be the final Working Capital for purposes of this Agreement.

3.3 Methodology for Working Capital Calculations. All Working Capital determinations made pursuant to this ARTICLE III (estimated and actual), including each and every amount and calculation determined in accordance therewith, shall be determined and calculated in accordance with this Agreement and, to the extent not inconsistent with this Agreement, GAAP. For the avoidance of doubt, the Parties covenant and agree that if this Agreement is inconsistent with GAAP, the terms of this Agreement shall control.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CONCENTRA ENTITIES

Except as set forth in the Concentra Disclosure Letter (which Concentra Disclosure Letter shall be arranged to correspond to the numbered subsections contained in this ARTICLE IV and qualify each subsection in this ARTICLE IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such subsection and regardless of whether there is a reference to the Concentra Disclosure Letter in such representations and warranties), each of the Concentra Parties, jointly and severally, represent and warrant to Coventry and Buyer as follows:

4.1 Organization, Etc. Each of the Concentra Parties and the Acquired Entities is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. CISI has all requisite corporate power and authority to own or lease and operate Acquired Assets. CISI and the Acquired Entities have all requisite corporate power and authority to carry on the Business as it is now being conducted. Each of the Acquired Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by such Person or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing has not had and would not have, individually or in the aggregate, a Material Adverse Effect on the Business.

4.2 Corporate Authority; No Violation, Etc. Each of the Concentra Parties has the requisite corporate power and authority to enter into this Agreement and each other Transaction Agreement to which such Person is to be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Concentra Parties of this Agreement and each such other Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Concentra Parties. This Agreement has been duly executed and delivered by the Concentra Parties and constitutes a legal, valid and binding agreement of each of the Concentra Parties, enforceable

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against each such Person in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. As of the Closing, each other Transaction Agreement to which any of the Concentra Parties is to be a party will have been duly executed and delivered by each such Person and will constitute a legal, valid and binding agreement of each such Person, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. Except as set forth in Section 4.2 of the Concentra Disclosure Letter, none of the execution and delivery by any of the Concentra Parties of this Agreement or any other Transaction Agreement to which it is or will be a party, the consummation by the Concentra Parties of the transactions contemplated hereby or thereby or compliance by the Concentra Parties with any of the provisions hereof or thereof (a) violates or conflicts with any provisions of the certificate of incorporation or bylaws of any of the Concentra Parties, (b) requires any Consent of, registration, declaration or filing with, or notification to, any Governmental Authority or, with respect to and Material Contract, any other Person (except for (i) filings required under any applicable Antitrust Laws and (ii) Licenses as may be required under, and other applicable requirements of, state securities laws, (c) contravenes, results in a violation or default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Material Contract, (d) results in the creation of a Lien on any of the Shares or the Acquired Assets or (e) violates or conflicts with any Rulings or Regulations applicable to the Business.

4.3 Ownership of Shares. CHS owns all of the FSNS Stock free and clear of all Liens, other than Permitted Liens, and there are no other outstanding shares of capital stock of FSNS or Commitments obligating FSNS to issue any additional shares of its capital stock. NHR owns all of the MC Stock free and clear of all Liens, other than Permitted Liens, and there are no other outstanding shares of capital stock of MetraComp or Commitments obligating MetraComp to issue any additional shares of its capital stock. CISI owns all of the FOCUS Stock free and clear of all Liens, other than Permitted Liens, and there are no other outstanding shares of capital stock of FOCUS or Commitments obligating FOCUS to issue any additional shares of its capital stock. FOCUS owns all of the outstanding capital stock of FHM free and clear of all Liens, other than Permitted Liens, and there are no other outstanding shares of capital stock of FHM or Commitments obligating FHM to issue any additional shares of its capital stock.

4.4 Title to, Condition and Sufficiency of Assets.

(a) Neither CISI nor any of the Acquired Entities owns any real property in fee.

(b) Section 4.4(b) of the Concentra Disclosure Letter sets forth a list of all real property leases relating to the Leased Real Property. Each lease set forth on Section 4.4(b) of the Concentra Disclosure Letter is a valid and binding obligation of CISI or an Acquired Entity and (subject to any of such leases being terminated in the ordinary course of business and in

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accordance with the terms thereof) is in full force and effect. Except as otherwise set forth on Section 4.4(b) of the Concentra Disclosure Letter, neither CISI nor any of the Acquired Entities, and to Concentra’s Knowledge, as of the date of this Agreement no other party, is in default in any material respect under any lease set forth on Section 4.4(b) of the Concentra Disclosure Letter. Use of the Leased Real Property for the various purposes for which it is presently being used is permitted under all applicable zoning legal requirements. No condemnation proceeding is pending or, to Concentra’s Knowledge, threatened, which would preclude or materially impair the use of any such leased real property for the uses for which it is intended.

(c) CISI has good title to, or holds pursuant to valid and enforceable leases to, all the tangible properties and assets (excluding real property) included in the Acquired Assets, with only such exceptions as constitute Permitted Liens. The Acquired Entities have good title to, or hold pursuant to valid and enforceable leases to, all the tangible properties and assets (excluding real property) of the Acquired Entities, with only such exceptions as constitute Permitted Liens. Each item of tangible property included in the Acquired Assets or owned by the Acquired Entities is in good repair and good operating condition, ordinary wear and tear excepted. Except (i) for the Eligible Employees, with respect to which Concentra and Sellers make no representations and warranties in this Section 4.4, (ii) for the Excluded Assets and (iii) as set forth on Section 4.4(c) of the Concentra Disclosure Letter, and after giving effect to the services to be provided pursuant to the other Transaction Agreements, the Acquired Assets and the properties, assets and rights of the Acquired Entities will, at the Closing, be sufficient for the continued conduct of the Business in substantially the same manner as previously conducted, and as currently proposed to be conducted.

4.5 Financial Statements; Internal Controls; Books and Records.

(a) Concentra has delivered to Buyer true, complete and correct copies of (i) the unaudited combined balance sheet of the Business as of December 31, 2006, and (ii) the unaudited combined income statement of the Business for the year then ended (collectively, the “Financial Statements”), a copy of which is attached to Section 4.5(a) of the Concentra Disclosure Letter. Except as set forth in Section 4.5(a) of the Concentra Disclosure Letter, the Financial Statements have been prepared in accordance with GAAP, except that the portions of the Financial Statements that represent the OON Services Business and the other out-of-network services provided by Concentra CPS to the Business have been adjusted to reflect the pro-forma effect of the rates to be charged by Concentra to Buyer under the CNS OON Repricing Agreement as if this agreement was in effect for the periods presented. Additionally, the Financial Statements include the pro-forma effect of the operating results of the business of First Script Network Services, Inc. for the month of January 2006 as if Concentra Health Services had owned First Script Network Services, Inc. as of January 1, 2006. The Financial Statements fairly present in all material respects the financial condition and the results of operations of the Business as of the date thereof and for the period covered thereby, except that the Financial Statements (i) do not contain an allocation related to indebtedness or corporate expenses of Concentra or OccuCenters I, L.P. as required by GAAP, (ii) do not contain Income Taxes and (iii) do not contain the statement of cash flows, statement of equity and all notes required by GAAP.

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(b) In the event that the Closing has not occurred on or prior to the date that is 45 calendar days after the end of any fiscal quarter in fiscal 2007, then Concentra shall deliver to Buyer on or prior to the date that is 45 calendar days after each such fiscal quarter true, complete and correct copies of (i) the unaudited combined balance sheet of the Business as of the last day of such fiscal quarter, and (ii) the unaudited combined income statement of the Business for the quarter then ended (collectively, the “Interim Financial Statements”). The Interim Financial Statements shall be prepared in accordance with GAAP, except that the portions of the Interim Financial Statements that represent the OON Services Business and the other out-of-network services provided by Concentra CPS to the Business shall have been adjusted to reflect the pro-forma effect of the rates to be charged by Concentra to Buyer under the CNS OON Repricing Agreement as if this agreement was in effect for the periods presented. The Interim Financial Statements shall fairly present in all material respects the financial condition and the results of operations of the Business as of the dates thereof and for the periods covered thereby, except that the Interim Financial Statements (i) shall not contain an allocation related to indebtedness or corporate expenses of Concentra or OccuCenters I, L.P. as required by GAAP, (ii) shall not contain Income Taxes, (iii) shall not contain the statement of cash flows, statement of equity and all notes required by GAAP, and (iv) shall be subject to normal year-end adjustments.

(c) CISI and the Acquired Entities have implemented and maintain a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including, without limitation, that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP, and (B) to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any significant differences. Except as set forth in Section 4.5 of the Concentra Disclosure Letter, since January 1, 2006, (i) there have not been any changes in Concentra’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Concentra’s internal control over financial reporting; (ii) any significant deficiencies and material weaknesses in the design or operation of Concentra’s internal control over financial reporting which are reasonably likely to adversely affect Concentra’s ability to record, process, summarize and report financial information have been disclosed to the outside auditors and the audit committee of Concentra, and (iii) there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in Concentra’s internal control over financial reporting. Section 4.5 of the Concentra Disclosure Letter lists, and Concentra has made available to Buyer copies of, all material policies implemented by Concentra to comply with Section 404 of the Sarbanes-Oxley Act with respect to the Business.

(d) CISI and the Acquired Entities have maintained substantially complete and accurate books and records, including financial records, which constitute substantially correct records of all of their respective material proceedings. Complete and accurate copies of all minute books of CISI and the Acquired Entities have been delivered or made available to Coventry and in all material respects contain complete and accurate records of all meetings, resolutions adopted and other actions taken by the Boards of Directors, all committees of the Boards of Directors and the shareholders of CISI and the Acquired Entities from January 1, 2002 to the date of this Agreement.

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4.6 Absence of Certain Changes or Events. Since the date of the Financial Statements, there has not been any Material Adverse Effect on the Business. From the date of the Financial Statements to the date of this Agreement, Concentra and the Sellers have conducted the Business in the ordinary course, and, except (i) with respect to the Excluded Assets and the Excluded Liabilities (as to which no representations and warranties are made in this Section 4.6), (ii) as disclosed in Section 4.6 of the Concentra Disclosure Letter or in the Financial Statements, or (iii) as contemplated by this Agreement or the other Transaction Agreements, neither CISI nor any Acquired Entity has taken any action that would have resulted in a breach of Section 6.1, were Section 6.1 in effect on the date thereof.

4.7 Actions; Litigation; Liabilities. (a) Except as described on Section 4.7 of the Concentra Disclosure Letter, (i) there is no outstanding Ruling against CISI or the Acquired Entities, (ii) there is no outstanding Ruling against Concentra or any of its Subsidiaries that materially affects the Business or (iii) no Action against any member of the CISI Group or the Business is pending or, to Concentra’s Knowledge, threatened, and to Concentra’s Knowledge no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be likely to result in an Action against CISI, the Acquired Entities or the Business.

(b) Except as set forth in the Financial Statements or in Section 4.7(b) of the Concentra Disclosure Letter, neither the Acquired Entities nor the Business have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that is required to be disclosed in financial statements prepared in accordance with GAAP other than liabilities or obligations incurred in the ordinary course of business since the date of the Financial Statements.

(c) Notwithstanding the foregoing, the representations and warranties contained in this Section 4.7 shall not apply to (and shall exclude) any liability arising out of or related to facts, events, transactions, or actions or inactions, the subject matter of which is the subject of another representation or warranty set forth in this ARTICLE IV, whether or not the existence of such liability would constitute a breach or inaccuracy of such representation or warranty. (By way of example, as to the foregoing sentence, environmental matters are addressed in the representations and warranties in Section 4.9 and therefore all environmental matters (regardless of whether such environmental matters are covered by the representations and warranties in Section 4.9) are considered a “subject matter” for the purposes of the foregoing sentence.)

4.8 Compliance with Laws. Except as set forth in Section 4.8 of the Concentra Disclosure Letter, the Business is being conducted in material compliance with all applicable Rulings and Regulations, including all Healthcare Laws affecting the Business; and none of Concentra, CISI, any of the Acquired Entities or the Business has received, at any time since January 1, 2005 any written notice from any Governmental Authority or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Rulings or Regulations, or (ii) any actual, alleged, possible, or potential obligation on the part of

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any of CISI, any of the Acquired Entities or the Business to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Notwithstanding the foregoing, the representations and warranties contained in this Section 4.8 shall not apply to (and shall exclude) any liability arising out of or related to facts, events, transactions, or actions or inactions, the subject matter of which is the subject of another representation or warranty set forth in this ARTICLE IV, whether or not the existence of such liability would constitute a breach or inaccuracy of such representation or warranty. (By way of example, as to the foregoing sentence, environmental matters are addressed in the representations and warranties in Section 4.9 and therefore all environmental matters (regardless of whether such environmental matters are covered by the representations and warranties in Section 4.9) are considered a “subject matter” for the purposes of the foregoing sentence.)

4.9 Environmental Matters.

(a) Except as set forth on Section 4.9 of the Concentra Disclosure Letter:

(i) each of CISI and the Acquired Entities has obtained all Licenses under Environmental Laws required for the conduct and operation of the Business and is in compliance in all material respects with the terms and conditions contained therein, and is in compliance in all material respects with all applicable Environmental Laws;

(ii) none of CISI or the Acquired Entities is subject to any contractual environmental indemnification obligation regarding the Business or properties currently owned, leased or operated by CISI and included in the Acquired Assets or the Business or properties currently owned, leased or operated by any of the Acquired Entities;

(iii) there are no Environmental Claims pending or, to Concentra’s Knowledge, threatened with respect to the Business;

(iv) there is no condition on, at or under any property (including the air, soil and ground water) currently or, to Concentra’s Knowledge, formerly owned, leased or used by CISI or any of the Acquired Entities (including off-site waste disposal facilities) or created by CISI’s or any of the Acquired Entities’ operations that would create any material liability with respect to the Business under applicable Environmental Laws;

(v) there are no past or present actions, activities, circumstances, events or incidents (including the Release or Handling of any Hazardous Material) with respect to CISI or any of the Acquired Entities that would form the basis for any material Environmental Claim or create any material liability under applicable Environmental Laws;

(vi) no underground storage tanks, above ground storage tanks or drums of Hazardous Materials are present on any portion of any property owned, leased or used by CISI or any of the Acquired Entities; and

(vii) none of CISI or the Acquired Entities has caused a Release or otherwise placed any Hazardous Materials into, on or under the structures, soils, surface water or groundwater at, on, under or from any portion of any property owned, leased, operated or used by CISI or any of the Acquired Entities in a manner that would form the basis for an Environmental Claim or create liability under applicable Environmental Laws.

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(b) Concentra has made available to Coventry all site assessments, compliance audits and environmental studies or reports in its possession, custody or control relating to (i) the environmental conditions on, under or about the properties or assets currently owned, leased, operated or used by CISI or any of the Acquired Entities or any predecessor in interest thereto and (ii) any Hazardous Materials Handled or Released by CISI, any of the Acquired Entities or any other Person on, under, about or from, or otherwise in connection with, any of the properties or assets currently owned, leased, operated or used by CISI or any of the Acquired Entities in connection with the Business.

4.10 Tax Matters. Except with respect to Taxes or Tax Returns of a Consolidated Group:

(a)(i) All material Tax Returns required to be filed by CISI and the Acquired Entities have been timely filed, (ii) all such Tax Returns are true, correct and complete in all material respects, (iii) all material Taxes required to be paid by CISI and the Acquired Entities have been timely paid, (iv) CISI and the Acquired Entities have duly and timely withheld all material Taxes relating to the Business required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental Authority except for failures with respect to matters covered under clauses (a)(i) through (iv) which would not, individually or in the aggregate, have a Material Adverse Effect on the Business.

(b)(i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Tax Returns of CISI or any of the Acquired Entities as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would have a Material Adverse Effect on the Business, (ii) no Taxing Authority is now asserting in writing any deficiency or claim for material Taxes or any adjustment to material Taxes with respect to which CISI or any of the Acquired Entities may be liable which have not been fully paid or finally settled which would, individually or in the aggregate, have a Material Adverse Effect on the Business and (iii) none of the Acquired Entities has granted (or is subject to) any waiver or extension that is currently in effect of the period of limitations for the assessment, collection or payment of any Tax or the filing of any Tax Return.

(c) None of the Acquired Entities (i) is a party to or bound by or has any obligation under any written Tax allocation, sharing, indemnity or similar agreement or arrangement other than with respect to the group for which CI is the common parent, or (ii) is or has been at any time during the last four (4) years a member of any affiliated group for purposes of filing federal income Tax Returns (other than a group of which CI is the common parent).

(d) None of the Acquired Assets and none of the properties or assets of any of the Acquired Entities are subject to any material Tax lien (other than Permitted Liens).

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(e) Neither CISI nor any of the Acquired Entities has consummated, has participated in or is currently participating in any transaction that was or is a “listed transaction” as defined in Section 6707A of the Code and the applicable Treasury Regulations.

(f) None of the Acquired Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as defined in Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amounts made on or prior to the Closing Date outside the ordinary course of business.

4.11 ERISA and Employee Plans. Except as set forth on Section 4.11 of the Concentra Disclosure Letter:

(a) Section 4.11 of the Concentra Disclosure Letter lists each Employee Plan. Concentra has heretofore delivered or made available to Coventry true and complete copies of each Employee Plan and any amendments thereto (or if the plan is not a written plan, a description thereof), any related trust or other funding vehicle, the most recent annual actuarial valuation, if any, prepared for each Employee Plan, if any Employee Plan is funded, the most recent annual and periodic accounting of such Employee Plan’s assets, the three most recent annual reports (Series 5500 and all schedules thereto), required to be prepared or filed under ERISA or the Code, any required, non-discrimination testing results, the most recent determination letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code, and the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Employee Plan.

(b) No Employee Plan sponsored, maintained or contributed to by Concentra or any ERISA Affiliate of Concentra, within the six-year period preceding the Closing Date, is or has been subject to Title IV of ERISA, and neither Concentra nor any ERISA Affiliate of Concentra has any actual or contingent, direct or indirect, liability in connection with (i) the termination or reorganization of any Employee Plan subject to Title IV of ERISA, or (ii) the withdrawal from any multiemployer plan, and to the Knowledge of Concentra, no facts or events exist that could give rise to any such liability.

(c) Each Employee Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including, but not limited to, ERISA,

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the Code and the laws of any applicable foreign jurisdiction. All contributions and payments due under each Employee Plan have been timely contributed or made pursuant to the requirements of the terms of each Employee Plan, the Code and ERISA. There are no pending or, to Concentra’s Knowledge, threatened claims by, on behalf of or against any Employee Plan or any assets thereof, other than routine claims for benefits under such plans and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to Coventry or will be promptly furnished to Coventry when made) with respect to any Employee Plan before the IRS or the United States Department of Labor.

(d) Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the IRS stating that it and the trust maintained thereunder is exempt from taxation under Section 401(a) or Section 501(a) of the Code, respectively, and, to Concentra’s Knowledge, no circumstances exist that would reasonably be expected to result in the revocation of denial of such qualified status.

(e) Except as otherwise provided in or contemplated by this Agreement or any other Transaction Agreement, the consummation of the transactions contemplated by this Agreement shall not result, by itself or with the passage of time, in the payment, acceleration or forgiveness of any amount, the accrual or acceleration of any benefit or any increase in any vested interest or entitlement to any benefit or payment by any Eligible Employee, or result in the triggering or imposition of any restrictions or limitations on the right of Concentra or Buyer to amend or terminate any Employee Plan.

(f) None of the Acquired Entities has any obligation to provide medical, surgical, hospitalization, death or similar benefits (whether or not insured) for any employees (or any of their dependents, spouses, or beneficiaries) for the period extending beyond their retirement or other termination of service, other than continuation coverage mandated by applicable laws and only to the extent required under such laws.

(g) With respect to any Employee Plan that constitutes a “deferred compensation plan” within the meaning of Section 409A of the Code, Concentra and the Acquired Entities have operated such Employee Plans in good faith compliance with Section 409A of the Code and IRS guidance issued thereunder and to Concentra’s Knowledge, no act or omission exists that reasonably constitutes a violation of Section 409A of the Code.

(h) Neither Concentra, nor to the Knowledge of Concentra, any Employee Plan or any trustee, administrator, fiduciary or sponsor of any Employee Plan has engaged in any prohibited transactions as defined in Section 406 of ERISA or Section 4975 of the Code for which there is no statutory exemption under Section 408 of ERISA or Section 4975 of the Code and all material filings, reports and descriptions regarding the Employee Plans (including Form 5500 annual reports, summary plan descriptions and summary annual reports) required to have been made or distributed to participants, the IRS, the United States Department of Labor or other governmental agency have been made in a timely manner on or prior to the Closing.

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4.12 Labor and Employment Matters.

(a) Except as set forth in Section 4.12 of the Concentra Disclosure Letter, (i) CISI and the Acquired Entities have complied in all material respects with all applicable Regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, employee classification for purposes of overtime and independent contractor status and anti-discrimination and neither Concentra, CISI nor any of the Acquired Entities is liable for any arrears of wages or any taxes or penalties for failure to comply with any such Regulations with respect to the Business; (ii) there are no Actions pending or, to the Knowledge of Concentra, threatened between CISI or the Acquired Entities and any of the Eligible Employees; (iii) neither CISI nor the Acquired Entities is a party to or bound any collective bargaining agreement or other labor union contract applicable to any of the Eligible Employees, nor, to the Knowledge of Concentra, are there any current activities or proceedings of any labor union to organize any such employees; (iv) there are no unfair labor practice complaints pending or, to the Knowledge of Concentra, threatened against CISI and the Acquired Entities before the National Labor Relations Board or any current union representation questions involving the Eligible Employees; (v) there is no strike, slowdown, work stoppage or lockout existing, or, to the Knowledge of Concentra, threatened, by or with respect to any of the Eligible Employees; (vi) no charges are pending or, to the Knowledge of Concentra, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to CISI, the Acquired Entities or the Business; (vii) neither CISI nor the Acquired Entities has received written notice of any Action pending or threatened in any forum against CISI or any Acquired Entity by or on behalf of any present or former employee of such entities, any applicant for employment of such entities, any present or former independent contractor of such entities or classes of any of the foregoing; (viii) there are no claims pending against CISI or any Acquired Entity before any workers’ compensation board; and (ix) CISI and the Acquired Entities have not received written or, to the Knowledge of Concentra, oral notice that any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to CISI and the Acquired Entities and, to the Knowledge of Concentra, no such investigation is in progress.

(b) Section 4.12 of the Concentra Disclosure Letter sets forth a complete and accurate list of (i) the titles and current annual salary rates of, and bonuses and commissions paid in the past fiscal year or payable in the current fiscal year to, all Eligible Employees, (ii) each employment Contract, termination, retention, severance, change-in-control, compensation and bonus Contract with an Eligible Employee that received total annual compensation for fiscal 2006 of $100,000 or more, and (iii) a copy of each bonus plan generally applicable to the Eligible Employees.

(c) Since January 1, 2003, there have not been any plant closings, mass layoffs or other similar terminations of Eligible Employees that would create any obligations upon or Liability of CISI or any of the Acquired Entities under the WARN Act requiring notice in connection with plant closings, mass layoffs or other similar terminations of employment.

4.13 Intellectual Property. Section 4.13 of the Concentra Disclosure Letter sets forth, for the Intellectual Property owned by CISI and the Acquired Entities relating to the Business, a complete and accurate list of all: (i) issued Patents or pending applications for the foregoing; (ii)

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Trademark registrations and applications for registration (including Internet domain name registrations); and (iii) Copyright registrations and applications for the foregoing. Section 4.13 of the Concentra Disclosure Letter lists all actions and payments that must be made in the six (6) month period following the Closing Date in connection with the prosecution or maintenance of such registered or issued Intellectual Property and the applications for the foregoing. Except as set forth on Section 4.13 of the Concentra Disclosure Letter and after giving effect to the services to be provided pursuant to the other Transaction Agreements, (i) CISI and the Acquired Entities own all right, title and interest in, or otherwise control or have the right to use, sell or license to use all Intellectual Property that is necessary to carry on the Business substantially as currently conducted (including in connection with services provided by CISI and the Acquired Entities to third parties) (the “Business IP”), free of all Liens; (ii) no Action or Ruling is pending or, to Concentra’s Knowledge, is threatened by any Person with respect to any such Business IP owned by Concentra or any of its Subsidiaries, or that alleges that any such Business IP owned by Concentra or any of its Subsidiaries infringes, dilutes or misappropriates (“Infringes”) the rights of others, and neither Concentra nor any of its Subsidiaries is party or subject to any outstanding Ruling or dispute involving any third party Intellectual Property that relates to the Business, (iii) all of the owned Business IP is valid and enforceable, and to Concentra’s Knowledge, does not Infringe the rights of others and is not being Infringed by others; (iv) there are no unpaid maintenance or renewal fees currently overdue for any of the Business IP owned by CISI and the Acquired Entities, nor have any material applications or registrations therefor lapsed or been abandoned, cancelled or expired otherwise than in the ordinary course of business; (v) no settlement agreements, consents, judgments, orders, forebearances to sue or similar obligations limit or restrict CISI and the Acquired Entities’ rights in and to any Business IP owned by CISI and the Acquired Entities; (vi) CISI and the Acquired Entities have taken reasonable measures to protect the confidentiality of their Trade Secrets. Except for the Excluded Assets that comprise Intellectual Property or as otherwise expressly provided in the other Transaction Agreements, the consummation of the transactions contemplated hereby will not result in the loss or impairment of CISI or the Acquired Entities’ right to own or use any of the Business IP or obligate CISI or the Acquired Entities to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation result in CISI or the Acquired Entities being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business. Reasonable precautions have been taken to protect the secrecy, confidentiality and value of the trade secrets and all other proprietary information used by CISI and the Acquired Entities including the implementation and enforcement of policies that inform employees and independent contractors of the proprietary and confidential nature of such information and the obligation to maintain such information in a confidential manner. To Concentra’s Knowledge, there has been no breach or other violation of such agreements.

4.14 Material Contracts. Section 4.14 of the Concentra Disclosure Letter sets forth as of the date of this Agreement all Material Contracts to which CISI or any of the Acquired Entities is a party or by which any of them, the Acquired Assets, or the assets or properties of the Acquired Entities are otherwise bound. CISI has made available to Buyer true and correct copies (except for the redaction of any competitively sensitive information) of each Material Contract (including any amendments). Neither CISI nor any of the Acquired Entities has violated or breached, in any material respect, or committed any default in any material respect under any such Material Contract (which for purposes of this sentence and the remaining sentences of this

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Section 4.14 shall include any Contract entered into after the date of this Agreement in accordance with Section 6.1 and that would, if such Contract existed as of the date of this Agreement, be required to be set forth on Section 4.14 of the Concentra Disclosure Letter). Each such Material Contract is (a) a legal, valid and binding obligation of CISI or the Acquired Entity party thereto and, to the Knowledge of Concentra, a legal, valid and binding obligation of each other party thereto, and (b) is in full force and effect. To the Knowledge of Concentra, as of the date of this Agreement each other party thereto, has performed in all material respects all obligations required to be performed by it and has not violated, breached or committed any default in any material respect of, nor is in receipt of any written claim of default or material breach under, any such Material Contract. There has not occurred any event or events that, with the lapse of time or the giving of notice or both, will or would reasonably be expected to constitute a material default by CISI or any of the Acquired Entities under any Material Contract, except as set forth on Section 4.14 of the Concentra Disclosure Letter. Since January 1, 2006, neither CISI nor the Acquired Entities has given to, or received from, any other party to any Material Contract any written notice or other written communication regarding any actual or alleged breach of or default under, any Material Contract, by CISI, the Acquired Entities or any other party to such contract. Except as set forth on Section 4.14 of the Concentra Disclosure Letter, no Material Contract to which CISI or any of the Acquired Entities is a party or by which any of them or their assets or properties are otherwise bound requires the Consent of any Person as a result of the consummation of the transactions contemplated hereby or by the other Transaction Agreements

4.15 Insurance. Section 4.15 of the Concentra Disclosure Letter sets forth an accurate and complete list (including the name of the insurer, policy number, coverage amount, deductible amount, premium amount and expiration date) of all worker’s compensation, title, automobile, terrorism, earthquake, flood, fire, general liability, fiduciary liability, directors’ and officers’ liability, malpractice liability, theft and other forms of property and casualty and other insurance maintained by Concentra or any of its Subsidiaries with respect to the Business, the Acquired Assets, the properties and assets of the Acquired Entities or the Eligible Employees (collectively, the “Insurance Policies” and each, an “Insurance Policy”) and any written notice from any insurance company relating to a reservation of rights under any policy under which a claim has been made. Section 4.15 of the Concentra Disclosure Letter also contains a complete list of: (a) all pending claims under any of the Insurance Policies relating to the Business; (b) all claims made within the last two (2) years under any of the Insurance Policies relating to the Business; and (c) any denial of coverage or reservation of rights to contest any such claim asserted by any insurer under the Insurance Policies relating to the Business. The Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid. Neither CISI nor any Acquired Entity is in breach of or in default under any of the Insurance Policies or has received any written notice of pending or threatened cancellation of the Insurance Policies.

4.16 Certain Payments. Except (a) as otherwise expressly provided for in this Agreement or the other Transaction Agreements, or (b) as set forth on Section 4.16 of the Concentra Disclosure Letter:

(a) No Employee Plan or employee benefit plan of Concentra or its Subsidiaries, and no other contractual arrangements between Concentra or any of its Subsidiaries

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and any third party, exist that will, as a result of the transactions contemplated hereby and by the other Transaction Agreements, (i) result in the payment (or increase of any payment) by Concentra or any of its Subsidiaries (including CISI and the Acquired Entities) to any current, former or future director, officer, employee or consultant of CISI or any of the Acquired Entities of any money or other property or rights or (ii) accelerate or provide any other rights to benefits to any such individual, whether or not (A) such payment, increase, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (B) the passage of time or some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(b) Neither CISI, any of the Acquired Entities nor any of their respective directors, officers, agents or employees has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payments to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made or received any other unlawful payment, including any payment prohibited under any Regulation.

4.17 Healthcare Licenses. Section 4.17 of the Concentra Disclosure Letter contains a true and complete list of each Permit, including all Licenses, relating to the Business that is owned, held or possessed by CISI or any of the Acquired Entities (the “Concentra Healthcare Licenses”). The Concentra Permits and Licenses collectively constitute all of the Licenses necessary to permit CISI and the Acquired Entities to conduct the Business as it is currently being conducted in material compliance with all applicable Rules and Regulations and to permit CISI and the Acquired Entities to own, use, operate and maintain the Acquired Assets and the properties and assets of the Acquired Entities in substantially the same manner in which they currently own and use such properties and assets. Each of the Concentra Permits and Licenses is current and valid; CISI and the Acquired Entities are in compliance with such Concentra Permits and Licenses in all material respects; and no written notice of any actual or proposed withdrawal, revocation, suspension, modification, termination cancellation, of default or of any dispute concerning any Concentra Permits and License, or of any event, condition or state of facts described in the preceding clause, has been received by Concentra or the Sellers. Each of the Concentra Permits and Licenses will continue to be in full force and effect immediately after the Closing, in each case without (i) the occurrence of any breach, default or forfeiture of rights thereunder, or (ii) the Consent, approval, or act of, or the making of any filing with, any Governmental Authority, except as set forth on Section 4.18 of the Concentra Disclosure Letter.

4.18 Brokers or Finders. Other than Citigroup Global Markets Inc. and CIBC World Markets, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Concentra or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission from, to reimbursement of expenses by or to indemnification or contribution by, in each case, Concentra, the Sellers or any of their respective Subsidiaries in connection with any of the transactions contemplated by this Agreement or the other Transaction Agreements.

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4.19 Customers; Providers; Business Relationships.

(a) Section 4.19(a) of the Concentra Disclosure Letter lists, and sets forth the amount of revenues received during the most recent fiscal year from, each customer or other Person that accounted for more than $750,000 of the consolidated gross revenues of the Business in the most recently completed fiscal year. Neither CISI nor any Acquired Entity has received any written notice or other written communication that any customer or other Person identified in Section 4.19(a) of the Concentra Disclosure Letter will cease dealing with CISI or the Acquired Entities or otherwise materially reduce the volume of business transacted by such Person with CISI or the Acquired Entities below historical levels.

(b) Except as set forth in Section 4.19(b) of the Concentra Disclosure Letter, to Concentra’s Knowledge, substantially all Providers subject to Material Contracts that directly contract with the Business are properly credentialed.

4.20 Bank Accounts. Section 4.20 of the Concentra Disclosure Letter sets forth each bank or deposit account of CISI and the Acquired Entities and the employees of each Person that are authorized signatories with respect to such accounts.

4.21 Related Party Transaction and Potential Conflicts of Interest. Except as set forth on Section 4.21 of the Concentra Disclosure Letter, to the Knowledge of Concentra, no executive officer or director of Concentra and its Subsidiaries (i) owns, directly or indirectly, any material interest in, or has, directly or indirectly, control over, any Person which is, a party to any Contract with CISI or any Acquired Entity that contains terms that are inconsistent with terms that would customarily be negotiated in an independent arms-length transaction; or (ii) owns or has an interest in, directly or indirectly, in whole or in part, any of the Acquired Assets or the assets or properties of the Acquired Entities.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF COVENTRY AND BUYER

Except as set forth in the Coventry Disclosure Letter (which Coventry Disclosure Letter shall be arranged to correspond to the numbered subsections contained in this ARTICLE V and qualify each subsection in this ARTICLE V to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such subsection), Coventry and Buyer, jointly and severally, represent and warrant to Concentra and the Sellers as follows:

5.1 Organization. Each of Coventry and Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

5.2 Corporate Authority; No Violation, Etc. Each of Coventry and Buyer has the requisite corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is to be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Coventry and Buyer of this Agreement and each such other Transaction Agreement to which it is to be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Coventry and Buyer. This Agreement has been duly executed and delivered by each of Coventry and Buyer and constitutes a legal, valid and binding agreement of each of Coventry and Buyer,

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enforceable against each such Person in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. As of the Closing, each other Transaction Agreement to which Coventry or Buyer is to be a party will have been duly executed and delivered by such Person and will constitute a legal, valid and binding agreement of such Person, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. None of the execution and delivery by Coventry or Buyer of this Agreement or any other Transaction Agreement to which it is or will be a party, the consummation by Coventry or Buyer of the transactions contemplated hereby or thereby or the compliance by Coventry or Buyer with any of the provisions hereof or thereof (a) violates or conflicts with any provisions of Coventry’s or Buyer’s certificate of incorporation or bylaws, (b) requires any Consent approval of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person (except for (i) filings required under any applicable Antitrust Laws, and (ii) Licenses as may be required under, and other applicable requirements of, state securities laws, (c) contravenes, results in a violation or default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any material Contract of Coventry or any of its Subsidiaries (including Buyer), (d) results in the creation of a Lien on any of assets or properties of Coventry or any of its Subsidiaries (including Buyer) or (e) violates or conflicts with any Ruling or Regulations applicable to Coventry or any of its Subsidiaries (including Buyer) or any of the properties, businesses or assets of any of the foregoing.

5.3 Actions; Litigation. No Action against Coventry, any of its Subsidiaries or their respective businesses or properties is pending or, to Coventry’s Knowledge, threatened, that has had, or could reasonably be expected to have, a Coventry Material Adverse Effect and there is no Ruling against Coventry, any of its Subsidiaries or their respective businesses or properties that has had, or could reasonably be expected to have, a Coventry Material Adverse Effect.

5.4 Solvency. Assuming the representations and warranties of Concentra and the Sellers contained in this Agreement are true in all respects, at and immediately after the Closing, and after giving effect to the transactions contemplated herein, Buyer and each of the Acquired Entities (a) will be solvent (in that both the fair value of their respective assets will not be less than the sum of their respective debts and that the present fair saleable value of their respective assets will not be less than the amount required to pay their respective probable liability on their respective debts as they become absolute and matured), (b) will have adequate capital with which to engage in their respective businesses and (c) will not have incurred and do not immediately plan to incur debts beyond their ability to pay as they become absolute and matured.

5.5 Financing. As of the date hereof, Coventry has, and at Closing Buyer will have, available sufficient cash in immediately available funds to make the payments contemplated by Section 2.7.

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5.6 Purchase for Own Account; Accredited Investor. Buyer is acquiring the Shares for its own account, not as a nominee or agent, and not with a view to the public resale or distribution of such securities within the meaning of the Securities Act, and has no present intention of selling, granting any participation in, or otherwise distributing the same, and has not been formed for the specific purpose of acquiring the Shares. Buyer is an “accredited investor” within the meaning of SEC Rule 501 promulgated under Regulation D, as presently in effect.

5.7 Brokers or Finders. No agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Coventry, its Subsidiaries or any of their respective directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission from, to reimbursement of expenses by or to indemnification or contribution by, in each case, Coventry or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement or the other Transaction Agreements.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business in the Ordinary Course Pending the Closing. Following the date of this Agreement and prior to the earlier of the Closing Date or the Termination Date, except (a) as specifically contemplated or permitted by this Agreement or the other Transaction Agreements, (b) as described in Section 6.1 of the Concentra Disclosure Letter, (c) with respect to the Excluded Assets and the Excluded Liabilities, which are not subject to this Article VI, and (d) to the extent that Coventry shall otherwise consent in writing:

(a) Ordinary Course. Concentra shall cause CISI and the Acquired Entities to conduct the Business, and to not take any action except in, the ordinary course of business, and in a manner consistent in all material respects with past practice and to use all reasonable best efforts to preserve intact its present business organization, maintain its material rights, Licenses and Permits, keep in full force all Insurance Policies referred to in Section 4.15, except where any such insurance policy is replaced with a policy having comparable limits, keep available the services of its key employees and preserve its relationships with customers, Providers, landlords and others having business dealings with it in such a manner that its goodwill and the Business are not impaired in any material respect as of the Closing.

(b) Acquisitions. Concentra will not permit CISI or the Acquired Entities to, in a single transaction or a series of related transactions, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

(c) Dispositions. Concentra shall not permit CISI or the Acquired Entities to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, pledge, encumber or otherwise dispose of, or agree to sell (or engage in a sale-leaseback), lease (whether such lease is an operating or capital lease), pledge, encumber or otherwise dispose of, any of its assets (other than Excluded Assets), other than dispositions in the ordinary course of

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business consistent with past practice which do not exceed $100,000 in any individual transaction or $200,000 in the aggregate; provided, however, that in any event, Concentra shall not permit the Sellers to consummate or agree to consummate any such transaction with respect to the Shares.

(d) Capital Stock. Concentra shall not permit the Acquired Entities to issue, sell, pledge, dispose or, encumber or grants rights with respect to (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any securities convertible into or exercisable or exchangeable for shares of stock of any class (except for pledges of capital stock or securities under Concentra’s credit facility).

(e) Employee Arrangements. Except (1) as required pursuant to any collective bargaining agreements or Contract in effect as of the date hereof, (2) as otherwise expressly permitted by this Agreement or the other Transaction Agreements or (3) as required by applicable laws, Concentra shall not permit CISI or any of the Acquired Entities to:

(i) grant any increases in the compensation of any of the Eligible Employees, except in the ordinary course of business consistent with past practice;

(ii) pay or agree to pay to any of the Eligible Employees any pension, retirement allowance or other material employee benefit not required or contemplated by any of the existing Employee Plans as in effect on the date hereof;

(iii) except in the ordinary course of business consistent with past practice, enter into any new, or amend any existing, employment, severance or termination agreement or arrangement with any of the Eligible Employees or any Employee Plan; or

(iv) become obligated under any collective bargaining agreement, new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement of that was not in existence on the date hereof, including any plan that provides for the payment of bonuses or incentive compensation, trust, fund, policy or arrangement for the benefit of any Eligible Employees or any of their beneficiaries, or amend any such plan or arrangement in existence on the date hereof.

(f) Accounting Methods. Concentra shall not permit CISI or any of the Acquired Entities to make any material change in their respective methods of accounting or procedures in effect at December 31, 2006 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except (i) as required by changes in GAAP as concurred with by Concentra’s independent auditors, (ii) as required by changes in the standards promulgated by the Public Company Accounting Oversight Board, as concurred with by Concentra’s independent auditors, or (iii) as may be made in response to SEC guidance.

(g) Tax Matters. Except with respect to Taxes or Tax Returns of a Consolidated Group, Concentra shall not permit the Acquired Entities to, other than in the ordinary course of business and consistent with past practice, make any material Tax election or

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enter into any settlement or compromise of any material Tax liability. Concentra shall cause CISI and the Acquired Entities to, consistent with past practice, continue to file Tax Returns relating to the Business which are legally required to be filed (taking into account any relevant extension periods) prior to the Closing and shall pay, to the extent required, the Taxes shown on such tax returns.

(h) Intellectual Property. Concentra shall not, nor shall Concentra permit its Subsidiaries to, sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any Business IP owned by CISI or any of the Acquired Entities, other than in the ordinary course of business and consistent with past practice.

(i) No Liquidation or Dissolution. Concentra shall not permit CISI or the Acquired Entities to adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the transactions contemplated by this Agreement or the other Transaction Agreements.

(j) Governing Documents. Concentra shall not permit CISI or any of the Acquired Entities to amend or propose to amend or otherwise change its certificate of incorporation or bylaws.

(k) Other Transaction Agreements. At or prior to the Closing, Concentra shall execute and deliver, and cause each of its Subsidiaries that are to be a party thereto to execute and deliver, the other Transaction Agreements to which such Person is to be a party.

(l) Liens. Concentra and each of the Sellers shall not grant any material Liens on the Acquired Assets or the assets or properties of the Acquired Entities other than Permitted Liens.

(m) Maintenance of Assets. Concentra and each of the Sellers will maintain the material personal assets and properties of CISI and the Acquired Entities, including the Acquired Assets, in good operating condition and repair in accordance with its past practice, subject to ordinary wear and tear.

(n) Modification or Breach of Agreements; New Agreements. Except in the ordinary course of business, CISI and the Acquired Entities shall not enter into, terminate or amend in any material respect, any Material Contract required to be listed on Section 4.14 of the Concentra Disclosure Letter or any Contract that would, if such Contract existed as of the date hereof, be required to be set forth on Section 4.14 of the Concentra Disclosure Letter.

(o) Discharge. Neither CISI nor any of the Acquired Entities shall cancel, compromise, settle, release or discharge any material Action or any other material claim of CISI, the Acquired Entities or the Business upon or against any Person, except in the ordinary course of business or with respect to Covered Matters.

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(p) Key Employees. Neither CISI nor any of the Acquired Entities shall discharge any key employee without cause or, except in the ordinary course of business to replace any Person that has resigned or been discharged for cause, hire any Person as an officer or to serve in any executive capacity with CISI, or the Acquired Entities.

(q) Restrictive Covenants. Neither CISI nor any of the Acquired Entities shall enter into any agreement or commitment that would subject CISI, the Acquired Entities or the Business to any non-competition or other material restrictions on any of their respective businesses following the Closing.

(r) Inconsistent Agreements. Concentra shall not, nor shall Concentra permit its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing.

6.2 Access to Information Pre-Closing. From and after the date hereof until the earlier to occur of the Closing Date and the Termination Date (the “Pre-Closing Period”), Concentra and the Sellers shall afford to Coventry and its Affiliates and each of their respective representatives (including accountants, consultants, and counsel) access, in each case, during normal business hours, upon reasonable prior notice and in such manner as will not unreasonably interfere with the conduct of the Business, to all properties, books and records of the Business (including Tax Returns relating to Property Taxes in respect of the Acquired Assets and Tax Returns of the Acquired Entities, but excluding Tax Returns of a Consolidated Group), together with the opportunity to discuss the Business with such members of senior management, information technology staff, officers, directors, and accountants for Concentra and the Sellers as Coventry and its representatives may reasonably request. Notwithstanding the foregoing provisions of this Section 6.2, (a) all discussions with members of management, officers, directors, and accountants for Concentra shall be coordinated in advance with James M. Greenwood and (b) Concentra shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Coventry its Affiliates or any of their respective representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by an existing contract or agreement, provided Concentra identifies the contract or agreement which restricts such access. All information provided pursuant to this Agreement shall remain subject in all respects to the Confidentiality Agreement. Notwithstanding the foregoing, no Party shall be required to supply any information to any other Party pursuant to this Section 6.2 if, in the opinion of antitrust counsel to such Party, the sharing of such information could reasonably be expected to violate applicable Antitrust Laws. Without limiting the generality of the foregoing, during the Pre-Closing Period, Concentra shall (i) deliver to Coventry within thirty (30) days after the end of each month a copy of the combined balance sheet and statement of income for the Business for such month prepared in a manner and containing information consistent with the CISI’s and the Acquired Entities’ current practices.

6.3 Access to Information Post-Closing. Coventry and Buyer each agree to hold all the books and records of Buyer and the Acquired Entities existing on the Closing Date and relating to the Business as it existed on the Closing (including those included in the Acquired Assets) and not to destroy or dispose of any such books or records for a period of five (5) years

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from the Closing, and thereafter, that if it desires to destroy or dispose of such books and records, to offer first in writing at least forty-five (45) days prior to such destruction or disposal to surrender them to Concentra. During that five year period, Coventry shall (and shall cause Buyer and each of its Subsidiaries to), during normal business hours, and upon reasonable notice, make available and provide Concentra and its representatives (including counsel and independent auditors) with access to the facilities and properties of the Acquired Entities and the Acquired Assets and to all information, files, documents and records (written and, to the extent commercially reasonable, computer) that are not otherwise protected by legal privilege relating to the Acquired Entities, the Acquired Assets or any of their businesses or operations for any and all periods prior to or including the Closing Date that they may require with respect to any reasonable business purpose (including, without limitation, any Tax matter) or in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person, and shall (and shall cause Buyer and each of its Subsidiaries to) cooperate fully with Concentra and its representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of Concentra, including, without limitation, by making tax, accounting and financial personnel and other appropriate employees and officers of Buyer and each of its Subsidiaries available to Concentra and its representatives (including counsel and independent auditors), with regard to any reasonable business purpose.

(a) Concentra and CISI each agree to hold all material books and records of CISI existing on the Closing Date and relating to the Business as it existed on the Closing (excluding those included in the Acquired Assets) and not to destroy or dispose of any such books or records for a period of five (5) years from the Closing, and thereafter, that if it desires to destroy or dispose of any such books and records, to offer first in writing at least forty five (45) days prior to such destruction or disposal to surrender them to Coventry. During that five year period, Concentra and CISI shall, during normal business hours, and upon reasonable notice, make available and provide Coventry and its representatives (including counsel and independent auditors) with access to the facilities and properties of Concentra and each of its Subsidiaries and to all information, files, documents and records (written and, to the extent commercially reasonable, computer) that are not otherwise protected by legal privilege relating to CISI or the Business for any and all periods prior to or including the Closing Date that they may require with respect to any reasonable business purpose (including, without limitation, any Tax matter) or in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person, and shall (and shall cause CISI and each of its Subsidiaries to) cooperate fully with Coventry and its representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of Coventry, including, without limitation, by making tax, accounting and financial personnel and other appropriate employees and officers of Concentra and each of its Subsidiaries available to Coventry and its representatives (including counsel and independent auditors), with regard to any reasonable business purpose.

6.4 Notification of Certain Matters.

(a) Concentra shall give prompt written notice to Coventry of: (i) the occurrence, or failure to occur, of any event, condition, fact or circumstance of which it has Knowledge that would be reasonably likely to cause any representation or warranty of Concentra

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and the Sellers contained in this Agreement or in any other Transaction Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time, (ii) the failure of Concentra or the Sellers to comply with or satisfy in any material respect any covenant to be complied with by it hereunder, (iii) any written notice or other written communication from any Person alleging that the Consent of such person is or may be required in connection with the transactions contemplated by this Agreement and (iv) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement. No such notification shall affect the representations or warranties of the Parties or the conditions to their respective obligations hereunder. Solely to the extent such disclosure under clause (i) above relates to an event, condition, fact or circumstance that first occurs after the date of this Agreement and which results in a breach of a representation or warranty, Concentra shall be entitled to make such disclosures in the form of updates and/or modifications to the Concentra Disclosure Letter. In the event Concentra acknowledges in writing that such update gives rise to a termination right by Coventry under ARTICLE XI and Coventry nevertheless waives or fails to timely exercise its right to terminate as set forth below, such update shall amend and supplement the appropriate Sections of the Concentra Disclosure Letter previously delivered solely for the purposes of ARTICLE XII only; provided, however, that in no event shall such updates amend the Concentra Disclosure Letter for the purpose of determining whether any of the conditions set forth in Section 10.2 have been satisfied, except to the extent set forth in the following sentence. Notwithstanding any provision in this Agreement to the contrary, unless Coventry and Buyer provides Concentra and the Sellers with a written termination notice pursuant to ARTICLE XI within five business days following the later to occur of (i) the receipt of reasonably detailed supporting information relating to the matters described in such update or (ii) the expiration of any applicable Cure Period in respect of a breach described in an updated Concentra Disclosure Letter delivered pursuant to the preceding sentence, Coventry, solely with respect to the breach(es) described in the update to the Concentra Disclosure Letter, shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to ARTICLE XI or Section 10.2, as applicable.

(b) Coventry and Buyer shall give to Concentra prompt written notice of: (i) the occurrence, or failure to occur, of any event, conditions, fact or circumstance of which either of them has Knowledge that would be reasonably likely to cause any representation or warranty of Coventry or Buyer contained in this Agreement or in any other Transaction Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time, (ii) the existence of any fact or circumstance or the occurrence, or failure to occur, of any event of which either of them has Knowledge that would be reasonably likely to cause any representation or warranty of Concentra or the Sellers contained in this Agreement or in any other Transaction Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time, (iii) the failure of Coventry or Buyer to comply with or satisfy in any material respect any covenant to be complied with by it hereunder, (iv) any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (v) any written notice or

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other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement. No such notification shall affect the representations or warranties of the Parties or the conditions to their respective obligations hereunder.

6.5 HSR. From the date hereof through the date of termination of the required waiting period under the HSR Act, Coventry and Buyer shall not, and shall cause their Affiliates not to, take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law. Coventry and Buyer shall pay the filing fees relating to any filings made pursuant to the HSR Act in connection with the transactions contemplated by this Agreement.

6.6 Governmental Consents. Promptly following the execution of this Agreement, but in no event later than ten business days following the date of this Agreement, the parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC and the DOJ the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated in the Transaction Agreements. Promptly following the execution of this Agreement, Concentra and Coventry shall promptly proceed to prepare and file with the appropriate Governmental Authorities such additional requests, reports or notifications as may be required or, in the opinion of Coventry and Concentra, advisable, in connection with this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Except as may be prohibited by any Governmental Authority or by any Regulation, each of Coventry and Concentra shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary or, in the opinion of Coventry and Concentra, advisable, under the HSR Act. Coventry and Concentra shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ. In the event a suit is threatened or instituted challenging the transactions contemplated by this Agreement as violative of any Antitrust Laws, subject to the last sentence of this Section 6.6, Coventry shall use reasonable best efforts to avoid the filing of; or resist or resolve such suit. Coventry shall be entitled to direct any proceedings or negotiations with any Governmental Authority relating to any of the foregoing, provided that it shall afford Concentra a reasonable opportunity to participate therein. In addition, subject to the last sentence of this Section 6.6, Coventry shall use its reasonable best efforts to take action as may be required by any federal or state court of the United States in any suit brought by any Governmental Authority or any other person challenging the transactions contemplated by this Agreement as violative of any Antitrust Laws, in order to avoid the entry of any permanent injunction or other permanent order which has the effect of preventing the consummation of the transactions contemplated herein prior to the Termination Date, and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the transactions contemplated hereby, Coventry shall use its reasonable best efforts to promptly take any and all steps necessary, subject to the last sentence of this Section 6.6, to vacate, modify or suspend such injunction or order so as to

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permit such consummation prior to the Termination Date. Notwithstanding anything to the contrary contained in this Agreement, Coventry shall not have any obligation under this Agreement: (i) to dispose, transfer or hold separate, or cause any of its Subsidiaries to dispose, transfer or hold separate any assets or operations, or to commit or to cause any of the Concentra Parties to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Concentra Parties to discontinue offering any product or service; (iii) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations or the future operations of any of the Concentra Parties.

6.7 Consents. After the date hereof and prior to the Closing, Concentra shall use its reasonable best efforts, at the request and under the direction and control of Coventry, but excluding making any expenditures or payments to any third party except to the extent set forth in the Material Contract or any changes to the terms of the Material Contract except to the extent that such changes do not take effect until the Closing, (i) to obtain the Consent, in form and substance reasonably satisfactory to Coventry, from any party to a Material Contract that is required to be obtained by CISI or the Acquired Entities in connection with the execution, delivery and performance of this Agreement and the other Transaction Agreements, or the consummation of the transactions contemplated hereby and thereby, and (ii) to obtain all Consents, approvals and waivers required to be obtained from the lenders under the Credit Agreement in connection with the transactions contemplated hereby, such that the condition set forth in Section 10.3(d) shall have been satisfied within sixty (60) days from the date hereof. Notwithstanding anything to the contrary herein, Concentra shall not be required to refinance the indebtedness outstanding under its Credit Agreement.

6.8 Reasonable Efforts; Further Assurances.

(a) Subject to Section 6.6 and Section 6.7, which shall govern the subject matter thereof, prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable laws) to consummate the transactions contemplated hereby as promptly as practicable. In addition, no Party shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any Consent from any Governmental Authority necessary to be obtained prior to Closing.

(b) At and after the Closing, each of the Parties hereto agrees to use its reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Concentra and Coventry, to effectuate the provisions of this Agreement. In furtherance of the foregoing, each Party covenants and agrees that to the extent that, after the Closing, any assets, properties or rights are in its possession or control that, pursuant to the terms of this Agreement or any other Transaction Agreement, should be in the possession or control of any other Party, it shall promptly take all actions that may be reasonably necessary or appropriate to promptly and effectively transfer all such assets, properties or rights to such Person in accordance with the Transaction Agreements. For example (and not by way of

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limitation), if Concentra or any member of the Concentra Group receives any payment in respect of an Accounts Receivable of the Business after the Closing, Concentra shall promptly remit such payment to Buyer and if Buyer or any member of the CISI Group receives any payment in respect of a receivable of the Retained Business, Buyer shall promptly remit such payment to Concentra.

(c) Buyer covenants and agrees that Buyer shall promptly reimburse Concentra by wire transfer of immediately available funds to an account designed in writing by Concentra to Buyer for all such amounts paid by any member of the Concentra Group in respect of an Assumed Liability of the Business from and after the Closing promptly after receipt of a request therefor, together with commercially reasonable supporting documentation of the payment thereof. For example (and not by way of limitation), in the event that Concentra or any member of the Concentra Group makes any payment in respect of an Accounts Payable of the Business, Buyer shall reimburse Concentra or its designee therefor promptly after receipt of a request therefor, together with commercially reasonable supporting documentation of the payment thereof. In furtherance and not in limitation of the foregoing, in the event that customers of the Business bill any member of the Concentra Group or make deductions against any member of the Concentra Group’s receivables, including for promotion programs or with respect to returns (such as for unused services), in each case, that should have been made against or are applicable to the Business, Concentra shall promptly forward such bill or deduction, with commercially reasonable supporting documentation, to Buyer, and Buyer shall promptly pay to Concentra the amount of all valid claims supported by such documentation.

(d) Concentra covenants and agrees that Concentra shall promptly reimburse Buyer by wire transfer of immediately available funds to an account designed in writing by Buyer to Concentra for all such amounts paid by Buyer or any member of the CISI Group in respect of an Excluded Liability from and after the Closing promptly after receipt of a request therefor, together with commercially reasonable supporting documentation to Concentra of the payment thereof. For example (and not by way of limitation), in the event that Buyer or any member of the CISI Group makes any retention payment pursuant to Section 1 of the Retention Bonus Agreements, Concentra shall reimburse Buyer or its designee therefor promptly after receipt of a request therefor, together with commercially reasonable supporting documentation of the payment thereof. In furtherance and not in limitation of the foregoing, in the event that customers of the Retained Business bill any member of the CISI Group or make deductions against any member of the CISI Group’s receivables, including for promotion programs or with respect to returns (such as for unused services), in each case, that should have been made against or are applicable to the Retained Business, Buyer shall promptly forward such bill or deduction, with commercially reasonable supporting documentation, to Concentra, which shall promptly pay to Buyer the amount of all valid claims supported by such documentation.

(e) No Party hereto shall undertake any action to encourage deductions or returns relating to the other Party’s business.

6.9 Investigation and Agreement; No Other Representations or Warranties. Each of Coventry and Buyer agrees that, except for the representations and warranties made by Concentra and the Sellers that are expressly set forth in Article IV of this Agreement, neither

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Concentra, the Sellers nor any of their respective Affiliates has made and shall not be deemed to have made to Coventry, Buyer or to any of their respective representatives any representation or warranty of any kind whatsoever with respect to any data, records, documentation or other information that is not the subject of an express representation and warranty made by Concentra and the Sellers pursuant to Article IV of this Agreement, and neither Coventry nor Buyer is relying on any express or implied warranties not expressly set forth in Article IV of this Agreement.

6.10 Intellectual Property Assignment. Effective immediately prior to the Closing, CISI and each of the Acquired Entities hereby assign to Concentra, or its designee, any and all of their right, title, and interest in and to any and all inventions, original works of authorship, designs, developments, discoveries, ideas or trade secrets related to any Intellectual Property that is an Excluded Asset, including all notes, documents or work papers related thereto, whether or not patentable or registrable under copyright or similar laws, which CISI and/or the Acquired Entities may have solely or jointly with Concentra conceived or developed or reduced to practice, or caused to be conceived or developed or reduced to practice, during the period of time prior to Closing (collectively referred to as “Joint Development”). If Buyer acquires, or the Acquired Entities retain, any rights in the Joint Development despite the forgoing assignment, Buyer and each of the Acquired Entities hereby grant to Concentra or its designee a nonexclusive, royalty-free, fully paid-up, irrevocable, perpetual, worldwide license to make, have made, modify, use, sell, offer for sale, import, export, reproduce, modify and otherwise commercialize such Joint Development as part of or in connection with its products, processes or services, and to practice any method related thereto. In addition, to the extent Buyer acquires, or any of the Acquired Entities retains, any rights known as “moral rights,” “artist’s rights,” “droit moral,” or the like, Buyer and each of the Acquired Entities hereby ratifies and consents to any action that may be taken with respect to such rights by Concentra or its designee, and Buyer and each of the Acquired Entities hereby waives and agrees not to assert any such rights with respect to any action by Concentra or its designee.

6.11 Cash Settlement. Immediately prior to the Closing, all Cash of CISI and the Acquired Entities shall be transferred to Concentra or an Affiliate thereof.

6.12 Release of Guarantees and Letters of Credit. The Parties shall cooperate and use their reasonable best efforts (a) to obtain the release, effective as of the Closing Date, of each and every member of the Concentra Group that is a party to or bound by any guarantee, endorsement, make whole agreement, performance bond, surety bond, bid bond or other similar agreement primarily relating to the Assumed Assets or the Assumed Liabilities, including those guarantees, endorsements, make whole agreements, performance bonds, surety bonds, bid bonds and similar agreements listed in Section 6.12 of the Concentra Disclosure Letter (the “Guarantees”) and (b) to cause to be issued, effective as of the Closing Date, letters of credit, bankers’ acceptances and similar facilities on the account of Acquisition or the CISI Group as replacements for the letters of credit, bankers’ acceptances and similar facilities issued by or on behalf of any one or more members of the Concentra Group prior to the Closing Date primarily in connection with the operation of the Business in the amount and for the beneficiaries identified on Section 6.12 of the Concentra Disclosure Letter (the “Letters of Credit”). In the event any of the Guarantees or Letters of Credit are not released prior to or at the Closing, Coventry will provide the Concentra

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Group with an unconditional guarantee that indemnifies and holds each member of the Concentra Group that is a party to each such Guarantee or Letter of Credit harmless for any and all payments required to be made under, or costs incurred in connection with, such Guarantee or Letter of Credit by such members of the Concentra Group following the Closing until it is released for events that occur following the Closing.

6.13 Non-Negotiation. In consideration of the substantial expenditure of time, effort and expense undertaken by Coventry in connection with its due diligence review and the preparation and negotiation of this Agreement, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with Article XI or the Closing, each of the Concentra Parties agrees that it will not, and it will cause their respective Affiliates, stockholders, directors, officers, employees, representatives and other agents not to, directly or indirectly, (a) solicit, initiate, or encourage any Acquisition Proposal, (b) engage in negotiations or discussions concerning, or provide any non-public information to any Person in connection with, any Acquisition Proposal or (c) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. Each of the Concentra Parties will (and will cause each of their respective Affiliates to) immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Each of the Concentra Parties will promptly advise Coventry of the terms of any communications it may receive relating to any Acquisition Proposal.

6.14 Termination of Intercompany Agreements. Except as provided in Section 6.14 of the Concentra Disclosure Letter or in any of the Transaction Agreements, effective as of the Closing and without any further action on the part of the Parties hereto, (a) all Intercompany Agreements shall terminate and be of no further force or effect and all parties shall be released from all obligations thereunder, (b) all Intercompany Payables shall terminate, all related notes shall be cancelled and all outstanding indebtedness thereunder shall be released and forgiven, and (c) all Intercompany Receivables shall terminate and be of no further force or effect and all outstanding obligations thereunder shall be released and forgiven. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. Notwithstanding anything to the contrary herein, the provisions of this Section 6.14 shall not apply to this Agreement and the other Transaction Agreements.

6.15 Separation of Contractual Arrangements.

(a) On or prior to the Closing Date, to the extent that Buyer and Concentra mutually agree that the following is the best course of action with respect to each Common Contract, Buyer and Concentra shall use their reasonable best efforts to amend in a manner reasonably acceptable to, and approved in writing by Buyer and Concentra, all Contracts between or among (i) members of the Concentra Group and the CISI Group, on the one hand, and (ii) any other Person, on the other hand, that relate to both the Business and the Retained Business (the “Common Contracts”), including the Common Contracts set forth on Section 6.15 of the Concentra Disclosure Letter, so that, after the Closing Date, such Common Contracts shall be equitably apportioned between the Business and the Retained Business in the manner described on Section 6.15 of the Concentra Disclosure Letter, including, if commercially practicable, on substantially the same economic terms as such arrangements exist as of the Closing Date.

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(b) If, in the case of a Common Contract relating primarily to or used primarily in connection with the Retained Business, such amendments cannot be obtained, or if Concentra and Buyer mutually agree that an attempted amendment thereof would be ineffective or would adversely affect in a material respect the rights of Buyer or Concentra thereunder, Buyer and Concentra shall use their reasonable best efforts to negotiate a mutually acceptable arrangement under which (i) Buyer shall obtain the benefits and assume the obligations under such Common Contract to the extent relating to the Business, including by entering into sub-contracting, sub-licensing or sub-leasing arrangements for the benefit of Buyer, or (ii) Concentra shall enforce for the benefit of Buyer, with Buyer assuming Concentra’s obligations, any and all rights of Concentra against a third party thereto to the extent relating to the Business.

(c) If, in the case of a Common Contract relating primarily to or used primarily in connection with the Business, such amendments cannot be obtained, or if Concentra and Buyer mutually agree that an attempted amendment thereof would be ineffective or would adversely affect in a material respect the rights of Concentra or Buyer thereunder, Concentra and Buyer shall use their reasonable best efforts to negotiate a mutually acceptable arrangement under which (i) Concentra shall obtain the benefits and assume the obligations under such Common Contract to the extent relating to the Retained Business, including by entering into sub-contracting, sub-licensing or sub-leasing arrangements for the benefit of Concentra, or (ii) Buyer shall enforce for the benefit of Concentra, with Concentra assuming Buyer’s obligations, any and all rights of Buyer against a third party thereto to the extent relating to the Retained Business.

6.16 Treatment of Settlement Agreements. Notwithstanding anything to the contrary in this Agreement, Concentra or its Affiliates shall be responsible for any cash, equity or in-kind payments that are required pursuant to the terms of any settlement agreements entered into in connection with the Settled Actions, as described on Section 6.16 of the Concentra Disclosure Letter, and Buyer shall assume, and the Assumed Liabilities shall include, all other executory Liabilities under the terms of such settlement agreements from and after the Closing.

6.17 Straddle Period Claims. In the event that any Pending Insured Claim or Known Insurable Claim relates to actions or omissions that first occurred on or prior to the Closing and end after the Closing (“Straddle Period Claims”), the Liability for the Straddle Period Claim shall be equitably apportioned between Sellers and Buyer based on the portion of the acts or omissions that occurred on or prior to the Closing and the portion of the acts or omissions that occurred subsequent to the Closing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 WARN. Concentra shall not, and shall not permit any of its Subsidiaries to, at any time within the 90-day period prior to the Closing, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN or any state or local law, affecting in whole or in

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part any site of employment, facility, operating unit or employee of the Business, without notifying Coventry and Buyer in advance and without complying with the notice requirements and all other provisions of WARN and any state or local law.

7.2 Employee Matters and Employee Benefits.

(a) Offers of Employment or Engagement. On or before the Closing Date, Buyer or an Affiliate of Buyer shall, or shall cause the Acquired Entities to, offer to hire as of the Closing, or in the case of employees of an Acquired Entity, maintain after the Closing the employment of, all of the Eligible Employees. In addition, on or before the Closing Date, Buyer or an Affiliate of Buyer shall, or shall cause the Acquired Entities to, offer to hire as of the Closing, or in the case of employees of an Acquired Entity, maintain after the Closing the employment of, the individuals listed on Section 7.2(a) of the Concentra Disclosure Letter (“Contracted Employees”) on terms and conditions set forth on Section 7.2(a) of the Concentra Disclosure Letter and to comply with the covenants and agreements of Buyer set forth on Section 7.2(a) of the Concentra Disclosure Letter.

(b) Employee Benefits. Coventry shall take such action as may be necessary so that, on and after the Closing Date, and for the remainder of calendar year 2007, Eligible Employees of Concentra and its Affiliates and Contracted Employees who after the Closing are employed by Coventry or an Affiliate of Coventry (“Hired Employees”) are either, as Coventry may determine from time to time, (i) provided employee benefits, plans and programs which, in the aggregate, are not materially less favorable than those made available by Concentra and its Affiliates to such Hired Employees immediately prior to the Closing Date or (ii) provided employee benefits, plans and programs on substantially the same basis as officers and employees of Coventry and its Affiliates having similar responsibilities and positions. For purposes of eligibility to participate and vesting in all benefits provided by Coventry to such Hired Employees (but not for purposes of benefit accrual), the Hired Employees will be credited with their years of service with Concentra and its Affiliates and any predecessors thereof to the extent service with Coventry and its Affiliates and any predecessors thereof is taken into account under the plans of Coventry and its Affiliates. To the extent permitted by a third party insurer (to the extent applicable), Coventry shall use reasonable best efforts to ensure that (i) the eligibility of any such Hired Employee to participate in any welfare benefit plan or program of Coventry shall not be subject to any exclusions for any pre-existing conditions if such individual has met the participation requirements of similar benefit plans and programs of Concentra and its Affiliates, (ii) all Hired Employees eligible to participate in any plan or arrangement contemplated above shall be immediately eligible to participate in the similar plan or arrangement maintained by Coventry and its Affiliates (or the same plan or arrangement if still maintained), and (iii) amounts paid before the Closing Date by Hired Employees under any health plans of Concentra or its Affiliates shall, after the Closing Date, be taken into account in applying deductible and out-of-pocket limits applicable under the health plans of Coventry provided as of the Closing Date to the same extent as if such amounts had been paid under such health plans of Coventry. Nothing in this Agreement shall be construed to create a right in any Eligible Employee to employment with Coventry, Buyer, the Acquired Entities, or any of their respective Subsidiaries and, subject to the effect of applicable law and any agreement between an employee and Coventry, Buyer, the Acquired Entities, or any of their respective Affiliates, the employment of each Eligible Employee who continues employment with Coventry, Buyer, the Acquired Entities, or any of their respective Affiliates after the Closing shall be “at will” employment.

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(c) COBRA Coverage. Up to and following the Closing, Concentra shall assume all responsibility for the provision of health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), as amended, to (i) all employees not hired by Buyer on the Closing Date and their beneficiaries, and (ii) all other current and former employees of Concentra and its respective Affiliates (not including any Hired Employees employed by Buyer on the Closing Date), and their beneficiaries. Buyer shall not have any responsibility, liability or obligation, whether to employees not hired by Buyer on the Closing Date and their beneficiaries, or to other current and former employees of Concentra and its respective Affiliates (not including any Hired Employees employed by Buyer on the Closing Date), with respect to any notification or provision of health continuation coverage in accordance with the requirements of COBRA.

7.3 Nonsolicitation of Employees.

(a) Concentra. During the period of time beginning on the Closing Date and continuing until the date that is eighteen (18) months after the Closing Date, no member of the Concentra Group shall, on its own account or for the account of any other Person, solicit, hire or attempt to hire or retain any employee of Buyer or any of the Acquired Entities; provided, however, that the foregoing provision will not prevent any member of the Concentra Group from hiring or retaining or attempting to hire or retain any such Person who (i) contacts any member of the Concentra Group on his or her own initiative without any direct solicitation by or encouragement from any member of the Concentra Group or (ii) responds to an advertisement or other general solicitation for employment that is not specifically targeted to any such Person.

(b) Coventry. During the period of time beginning on the Closing Date and continuing until the date that is eighteen (18) months after the Closing Date, neither Coventry nor any Affiliate of Coventry shall, on its own account or for the account of any other Person, solicit, hire or attempt to hire or retain any employee of any member of the Concentra Group in its businesses or operations; provided, however, that the foregoing provision will not prevent Coventry or any Affiliate of Coventry from hiring or retaining or attempting to hire or retain any such person who (i) contacts Coventry or any Affiliate of Coventry on his or her own initiative without any direct solicitation by or encouragement from Coventry or any Affiliate of Coventry or (ii) responds to an advertisement or other general solicitation for employment that is not specifically targeted to any person employed by any member of the Concentra Group.

7.4 Covenants Not To Compete.

(a) Except as described in Section 7.4(b) and Section 7.4(c), during the period of time beginning on the Closing Date and continuing until the date that is three (3) years after the Closing Date, no member of the Concentra Group shall either engage in the Competing Businesses in the Geographic Market or, directly or indirectly:

(i) have any ownership interest in (whether as proprietor, partner, shareholder, member or otherwise),

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(ii) be an officer, director, manager or general or managing partner of, or hold a similar position in, or

(iii) act as agent, broker, or distributor for or adviser, consultant, lender or guarantor to any Person that is engaged or which it actually knows is undertaking to become engaged, in the Competing Businesses in the Geographic Market other than Coventry or any Affiliate of Coventry; provided, however, that any member of the Concentra Group may own up to five percent (5%) of the outstanding equity securities of any corporation or business entity engaged in the Competing Businesses in the Geographic Market whose shares are listed on a national stock exchange or traded in the over-the-counter market.

(b) Notwithstanding anything to the contrary contained in this Agreement, CHS and its Subsidiaries shall be permitted to continue to perform any services relating to a Competing Business of a nature of, or incidental to, the services it provides to its patients on the date of this Agreement, provided, however, that such division shall not be permitted to, in any material respect, perform any services beyond the current nature of the services it provides to its patients as of the date of this Agreement. Such permitted services include, but are not limited to:

(i) services related to a Network Dispensing System (NDS), which is (A) a retail pharmacy network allowing on-line adjudication of prescriptions at the pharmacy point-of-sale, (B) a proprietary application for billing and collecting prescriptions filled through the NDS network and (C) integration with Concentra’s OccuSource for printing NDS network documentation, in jurisdictions where physician pharmaceutical dispensing is not permitted; and

(ii) services related to the provision of “24/7 Nurse Triage Services,” including providing client employees that have an immediate health concern with access to registered nurses who can provide an assessment of the health issue, education and information to assist the employee in making an informed health care decision.

(c) Notwithstanding anything to the contrary contained in this Agreement, the restrictions in this Section 7.4 shall not be binding on any Person, other than CI and the Subsidiaries of CI, that is engaged in a Competing Business prior to the acquisition thereof that acquires, directly or indirectly, all or a substantial portion of the business or stock of any member of the Concentra Group, whether by merger, consolidation, purchase of stock or otherwise, except that the member of the Concentra Group being so acquired shall continue to be bound by this Agreement.

(d) In the event that any member of the Concentra Group acquires any Person that, as of the date of the acquisition thereof, is engaged in a Competing Business, Concentra shall cause such member of the Concentra Group to dispose of the portion of such Person that is engaged in a Competing Business as promptly as practicable thereafter, and notwithstanding anything to the contrary contained in this Agreement, provided that Concentra complies with this Section 7.4(d), no member of the Concentra Group shall be deemed to be in violation of this Section 7.4.

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7.5 Defense of Litigation. Each of the Parties shall use its reasonable best efforts to defend against all Actions in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the transactions contemplated by this Agreement. No Party shall settle any such Action or fail to perfect on a timely basis any right to appeal any judgment rendered or Ruling entered against such Party therein without having previously consulted with the other Parties. Each of the Parties shall use reasonable best efforts to cause each of its Affiliates, directors and officers to use reasonable best efforts to defend any such Action in which such Affiliate, director or officer is named as a defendant and which seeks any such relief, and to comply with this Section 7.5 to the same extent as if such Person was a Party.

7.6 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Concentra Entities, directly or indirectly, the right to control or direct Coventry’s or Buyer’s operations prior to the Closing. Nothing contained in this Agreement shall give Coventry or Buyer, directly or indirectly, the right to control or direct the Concentra Entities’ or the Acquired Entities’ operations prior to the Closing. Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

7.7 Failure to Obtain Consent. Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Agreement, to the extent that the transfer to Buyer of any Assumed Contract or Permit that is an Acquired Asset requires any Governmental Authority or third-party authorizations, approvals, consents or waivers, and the Closing occurs without such authorization, approval, consent or waiver having been obtained, then neither this Agreement nor any other Transaction Agreement shall constitute a transfer of such Assumed Contract or Permit, or an attempt thereof. In the event that the Closing occurs without the transfer of such Assumed Contract or Permit, then, following the Closing, the Parties shall use their reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that, except as otherwise expressly provided herein or as otherwise expressly set forth in any Assumed Contract, the Concentra Entities, on the one hand, and Coventry and Buyer, on the other, shall not be required to pay any consideration for any such authorization, approval, consent or waiver. Pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements (to the extent any such arrangements are feasible) designed to provide to Buyer the benefits of such Assumed Contract or Permit, that Buyer would have obtained had such Assumed Contract or Permit been transferred to Buyer at the Closing. To the extent that Buyer is provided the benefits pursuant to this Section 7.7 of any such Assumed Contract or Permit, Buyer shall perform, for the benefit of Concentra and its Subsidiaries, the obligations of Concentra and its Subsidiaries thereunder and shall be responsible for any related Liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such Assumed Contract or Permit to Buyer, would have become Assumed Liabilities of Buyer by virtue of Section 2.4. Once authorization, approval, consent or waiver for the transfer of any such Assumed Contract or Permit not transferred at the Closing is obtained, Concentra shall transfer (or cause an Affiliate to transfer) any such Assumed Contract or Permit to Buyer and Buyer shall assume obligations under such Assumed Contracts in accordance with Section 2.4. To the extent that any such Assumed Contract or Permit cannot be transferred following the Closing pursuant to this Section 7.7, then

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the Parties shall cooperate reasonably in an effort to find and enter into mutually agreeable arrangements (including subleasing, sublicensing or subcontracting), if feasible, to provide the Parties the economic and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by Buyer of the obligations thereunder. Concentra and its Subsidiaries shall hold in trust for, and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by Concentra and its Subsidiaries in respect of Buyer’s performance of any such Assumed Contract in connection with the arrangements under this Section 7.7. This Section 7.7 shall in all cases be limited to the extent necessary so as not to result in a violation of applicable law.

7.8 Post-Closing Insurance Coverage. On or prior to the Closing, Concentra shall, or shall cause one or more of its Subsidiaries to, (i) purchase three-year “tail” coverage under each Insurance Policy that is a “claims made” basis policy of insurance on substantially the same terms and conditions as the Insurance Policies currently in effect and (ii) name Coventry as an additional named insured on such Insurance Policies.

7.9 Additional Agreement. Buyer covenants and agrees to comply with its covenants and agreements set forth on Section 1.1(g) of the Concentra Disclosure Letter.

ARTICLE VIII

TAX MATTERS

8.1 Tax Matters. The following provisions of this Section 8.1 shall apply notwithstanding any other provision of this Agreement.

(a) Allocation of Taxes of Acquired Entities. Concentra shall indemnify the Buyer Indemnitees and hold them harmless from and against (i) any Taxes of the Acquired Entities for any Pre-Closing Tax Period and the portion of any Taxes of the Acquired Entities for any Straddle Period that is allocable (determined in accordance with Section 8.1(c)) to the portion of the Straddle Period ending on the Closing Date, in each case, to the extent the aggregate amount of such Taxes exceeds the amount of Taxes with respect to the Acquired Entities included as a current liability in Working Capital, as finally determined in accordance with ARTICLE III; and (ii) any Taxes of any Consolidated Group or any member of a Consolidated Group, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation. Notwithstanding the foregoing, Concentra shall not be required to indemnify the Buyer Indemnitees, and Coventry and Buyer shall jointly and severally indemnify and hold harmless the Seller Indemnitees, from any Taxes resulting from any action taken by Coventry, Buyer or the Acquired Entities after the Closing on the Closing Date outside of the ordinary course of business.

(b) Tax Returns of Acquired Entities. Concentra shall prepare and file (or cause to be prepared and filed) all Tax Returns of any Consolidated Group for all periods and all other Tax Returns with respect to the Acquired Entities for all Pre-Closing Periods. Buyer shall prepare or cause to be prepared all Tax Returns with respect to the Acquired Entities for all Straddle Periods. With respect to each such Tax Return for a Straddle Period, (i) Buyer shall provide, at least thirty (30) days prior to filing such Tax Return, a copy of such Tax Return,

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together with all workpapers and schedules utilized in its preparation, to Concentra for its review and comment, and Buyer shall incorporate all of Seller’s reasonable comments, and (ii) such Tax Return shall be prepared as required by applicable law and in a manner consistent with Section 8.1(c) and with past practices, except as otherwise required by applicable law. After the Closing, neither Buyer nor any of the Acquired Entities shall, without the prior written consent of Concentra, file any amended Tax Return with respect to any Acquired Entity for any Taxable period beginning on or prior to the Closing Date; provided that Buyer shall be permitted to file and amended Tax Return with respect to an Acquired Entity not included in a Consolidated Group solely for the purpose of obtaining a Tax refund or benefit described in Section 8.1(e)(ii) but only if (A) prior to filing such amended Tax Return, Buyer permits Concentra to review and comment on such Tax Return, and (B) the filing of such Tax Return would not materially and adversely affect Concentra and/or its Affiliates.

(c) Allocation of Straddle Period Taxes of Acquired Entities. For purposes of allocating Taxes and preparing Tax Returns of the Acquired Entities for a Straddle Period, the portion of any Taxes of the Acquired Entities for a Straddle Period that is allocable to the portion of the Straddle Period ending on the Closing Date shall be:

(i) in the case of Taxes that are either based upon or related to income or receipts, or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable if the taxable year or period ended on the Closing Date;

(ii) in the case of Taxes not described in subparagraph (i) above that are imposed on a periodic basis and measured by the level of any item, deemed to be the amount of such Taxes for the entire relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediate preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire relevant period; and

(iii) for purposes of determining such Taxes, exemptions, relief, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned in the manner specified in subparagraph (ii) above. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the applicable Acquired Entity.

(d) Tax Refunds of the Acquired Companies. Except as otherwise provided in Section 8.1(e), the amount or economic benefit of any refunds, credits or offsets of Taxes of any Acquired Entity or any Consolidated Group to the extent attributable to any Acquired Entity for any Pre-Closing Tax Period shall be for the account of Concentra. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Acquired Entities for any Taxable period beginning on or after the Closing Date shall be for the account of Buyer. The amount or economic benefit of any refund, credit or offset of Taxes of the Acquired Entities for any Straddle Period shall be equitably apportioned between Concentra and Buyer in accordance with the principles set forth in Section 8.1(c). Each party shall forward, and shall cause its Affiliates

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to forward, to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax pursuant to this Section 8.1(d) the amount of such refund or economic benefit within 30 days after such refund is received or such credit or offset is allowed or applied against another Tax liability, as the case may be.

(e) Carrybacks. Buyer shall make and shall cause the Acquired Companies to make elections under section 172(b)(3) and other relevant provisions of the Code, and under any comparable provision of any state, local or foreign tax law in any state, locality or foreign jurisdiction in which any Acquired Entity is included in a Consolidated Tax Return, to relinquish the entire carryback period with respect to any net operating loss, capital loss, or tax credit of such Acquired Entity arising in any Taxable period beginning after the Closing Date that could be carried back to a Taxable period of such Acquired Entity ending on or before the Closing Date; provided, however, that with respect to any such item for which an election cannot be made under applicable law, notwithstanding Section 8.1(d), (i) Concentra shall be entitled to retain (and Buyer or the Acquired Entity shall be required to pay to Concentra) the Tax refund received or Tax benefit that results from any such carryback to a Tax Return of a Consolidated Group and (ii) Coventry shall be entitled to retain the Tax refund received or Tax benefit that results from any such carryback to a Tax Return of an Acquired Entity that is not included in a Consolidated Group.

8.2 Transfer Taxes and Property Taxes on Acquired Assets.

(a) Transfer Taxes. All sales, use, transfer, real property transfer, value added, recording, registration, notary, stamp, stamp duty or similar Taxes and fees, and all recording costs, arising out of the transfer of the Acquired Assets and the Shares pursuant to this Agreement and all costs and expenses incurred in connection with the transferring and recording of title to the Acquired Assets (collectively, the “Transfer Taxes”), shall be the responsibility of Buyer, and Sellers shall promptly reimburse Buyer for one half of such Transfer Taxes; provided that Sellers shall not reimburse Buyer for any Transfer Taxes incurred by reason of Buyer’s failure or inability to provide an exemption or resale certificate to the extent that such would otherwise be available through reasonable best efforts of Buyer. The Tax Returns relating to such Transfer Taxes shall be timely prepared by the Party legally obligated to make such filing, and such party will use its reasonable best efforts to provide such Tax Returns to the other parties at least ten days prior to the due date for such Tax Returns.

(b) Property Taxes.

(i) All ad valorem taxes, real property taxes, personal property taxes and similar obligations attributable to the Acquired Assets with respect to the Tax period in which the Closing Date occurs (“Property Taxes”) shall be apportioned as of the Closing Date among Concentra and Buyer determined by prorating such Property Taxes on a daily basis over the entire Taxable period.

(ii) Buyer shall pay or cause to be paid, when due, to the appropriate Taxing Authorities all Property Taxes relating to the Taxable period during which the Closing Date occurs. Buyer shall send to Concentra a statement that apportions the Property Taxes as of the Closing Date between Concentra and Buyer based upon Property Taxes actually invoiced and

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paid to the Taxing Authorities by Buyer for the Tax year which includes the Closing Date. This statement shall be accompanied by proof of Buyer’s actual payment of such Property Taxes for such tax year. Within ten (10) business days of receipt of such statement and proof of payment, Concentra shall reimburse Buyer for Concentra’s pro-rated portion of such Property Taxes to the extent the aggregate amount of such Property Taxes pro-rated to Concentra exceeds the amount of Property Taxes included as a current liability in the Working Capital, as finally determined in accordance with ARTICLE III.

8.3 Tax Claims; Cooperation on Tax Matters.

(a) Control of Tax Claims. Buyer shall promptly notify Concentra upon receipt of any notice of any Tax audit, assessment, claim or investigation (a “Tax Claim”) for which Concentra may be liable. The failure promptly to give such notice shall not affect any Buyer Indemnitee’s ability to seek indemnification hereunder unless such failure has materially and adversely affected the right of any of the Concentra Entities to participate in and contest the Tax Claim. Notwithstanding any other provision in this Agreement, with respect to any Tax Claim relating to Taxes for which Concentra or any of its Affiliates may be liable, Concentra shall control all proceedings; provided, however, that Concentra will allow Buyer to participate at its own expense in the defense of any such Tax Claim (other than a Tax Claim relating to a Tax or Tax Return of a Consolidated Group not affecting any Acquired Entity); provided further that Concentra shall not settle any Tax Claim without the prior written consent of Buyer (which consent shall not be unreasonably withheld) if the compromise or settlement would materially increase the Tax liability of Buyer, an Acquired Entity, or Coventry for any Tax period ending after the Closing Date; and provided, further, that with respect to any Tax Claim relating to a Straddle Period and involving both Taxes for which Concentra is liable and Taxes for which Concentra is not liable, Concentra and Buyer shall jointly control the defense of such Tax Claim and neither Concentra nor Buyer shall enter into any compromise or agree to settle any claim pursuant to such proceeding without prior written consent of the other party, which consent shall not be unreasonably withheld.

(b) Cooperation. The parties shall cooperate fully, as and to the extent reasonably requested by the other parties in connection with the filing of Tax Returns filed after the Closing Date and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another party’s request) the provision of records and information which are relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. The parties agree to retain all books and records with respect to Tax matters pertinent to the Acquired Entities and Acquired Assets relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority.

(c) Mitigation. The parties further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

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8.4 Tax Treatment of Payments. The Parties shall treat any payments made pursuant to this ARTICLE VIII as an adjustment to the Purchase Price for federal Tax purposes, unless a final determination causes such payment not to be treated as an adjustment to the Purchase Price for federal Tax purposes.

ARTICLE IX

CLOSING

9.1 Time and Place of Closing. Unless otherwise agreed to by Concentra and Coventry, the closing of the transactions contemplated hereby (the “Closing”) will occur at 9:00 a.m. local time on the first Business Day of the calendar month following the calendar month in which all conditions to Closing (other than conditions the fulfillment of which is to occur at the Closing) are satisfied or waived. The Closing shall take place at the offices of Vinson & Elkins L.L.P. in Dallas, Texas. The date upon which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be effective as of 12:01 a.m. local time on the Closing Date.

9.2 Deliveries by Concentra and the Sellers at Closing. At the Closing, Concentra and the Sellers shall deliver or cause to be delivered to Buyer the following:

(a) the original books and records (financial and otherwise) of CISI and the Acquired Entities, except for any Excluded Assets;

(b) such bills of sale, warranty deeds and any other appropriate instruments of sale, transfer, conveyance, assignment and delivery covering the Acquired Assets, in form and substance reasonably acceptable to Buyer, as may be requested by Buyer to fully and effectively transfer all real property and personal property (whether tangible or intangible) included in the Acquired Assets to Buyer;

(c) copies of the Consents obtained in accordance with Section 6.7;

(d) evidence reasonably acceptable to Buyer of the release and termination of each Lien, except for Permitted Liens, on the Acquired Assets, the Shares or the properties and assets of the Acquired Entities;

(e) counterpart signature pages to each of the Transaction Agreements, executed by Concentra and/or each Subsidiary of Concentra party thereto;

(f) written resignations of the directors of each of the Acquired Entities;

(g) certificates representing the Shares, together with stock transfer forms duly endorsed in blank;

(h) copies of duly adopted resolutions of the board of directors and shareholders of each Seller authorizing such Seller’s execution, delivery and performance of this Agreement and each of the other Transaction Agreements to which it is a party, certified by the appropriate officer or officers of each Seller as true and in full force and effect as of the Closing;

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(i) the certificates required by Section 10.2(a) and Section 10.2(b);

(j) a certificate of good standing of each Seller from the Secretary of State or other appropriate Governmental Authority in its jurisdiction of incorporation and each other jurisdiction in which it is qualified to do business, if applicable, dated no earlier than two weeks prior to the Closing;

(k) the certificate or articles of incorporation (or similar document) of each Seller, certified by the Secretary of State or other appropriate Governmental Authority in its jurisdiction of incorporation; and

(l) the bylaws or similar governing documents of each Seller, certified by the appropriate officer or officers of each Seller.

9.3 Deliveries by Buyer at Closing. At the Closing, Buyer shall deliver or cause to be delivered:

(a) the Closing Date Payment by wire transfer of immediately available funds;

(b) counterpart signature pages to each of the Transaction Agreements, executed by Buyer;

(c) copies of duly adopted resolutions of the board of directors of each of Coventry and Buyer authorizing such Party’s execution of this Agreement and each of the other Transaction Agreements to which it is a party, certified by the appropriate officer or officers of each as true and in full force and effect as of the Closing;

(d) the certificates required by Section 10.3(a) and Section 10.3(b); and

(e) a certificate of good standing of each of Coventry and Buyer from the Secretary of State or other appropriate Governmental Authority in its jurisdiction of incorporation, dated no earlier than two weeks prior to the Closing.

ARTICLE X

CONDITIONS PRECEDENT

10.1 Conditions to Each Party’s Obligation. The respective obligations of the each Party to effect the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority necessary (excluding consents, authorizations and approvals relating to use, occupancy, Taxes, environmental and similar matters) for the consummation of the transactions contemplated by the Transaction Agreements shall have been obtained, occurred or been filed including, those arising under all applicable Antitrust Laws and the applicable waiting period under the HSR Act shall have expired or terminated.

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(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority preventing the consummation of the transactions contemplated by the Transaction Agreements shall be in effect.

(c) No action shall have been taken nor any statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority that prohibits consummation of the transactions contemplated hereby.

10.2 Conditions to Obligation of Coventry and Buyer. The obligation of Coventry and Buyer to effect the transactions contemplated hereby is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by Coventry:

(a)(i) Each of the representations and warranties of Concentra and the Sellers set forth in Section 4.3 and the first sentence of Section 4.6 shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as such time, (ii) each of the representations and warranties of Concentra and the Sellers set forth in Section 4.1, Section 4.2 (only as to corporate authority) and Section 4.4(c) of this Agreement shall be true and correct in all material respects without giving effect to any materiality or Material Adverse Effect qualifications contained therein both as of the date of this Agreement and as of the Closing Date as though made on and as of such time (other than such representations and warranties that are made as of another date, which shall be so true and correct in all material respects as of such date), and (iii) each of the representations and warranties of Concentra and the Sellers set forth in this Agreement other than Section 4.1, Section 4.2 (only as to corporate authority), Section 4.3, Section 4.4(c) and the first sentence of Section 4.6 shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as of such time (other than such representations and warranties that are made as of another date, which shall be so true and correct as of such date); provided, however, that the condition set forth in this clause (iii) shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties would adversely effect the Business in any material manner (determined without giving duplicate effect to any materiality or Material Adverse Effect qualifications contained therein). Coventry shall have received certificates signed on behalf of Concentra and each of the Sellers by an executive officer of Concentra and each of the Sellers to such effect.

(b) Concentra and each of the Sellers shall have performed or complied in all material respects with all obligations and covenants required to have been performed or complied with by it under this Agreement and the other Transaction Agreements at or prior to the Closing Date. Coventry shall have received certificates signed on behalf of Concentra and each of the Sellers by an executive officer of Concentra and each of the Sellers to such effect.

(c) Each of the Intercompany Agreements, Intercompany Receivables and Intercompany Payables shall have been terminated at or prior to the Closing.

(d) No Material Adverse Effect with respect to the Business shall have occurred since the date hereof.

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(e) There shall not be pending or threatened any Action: (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement; (ii) relating to the Agreement and seeking to obtain from the Parties or any of their respective subsidiaries any damages that may be material to Coventry; (ii) which would materially and adversely affect the right of Coventry or Buyer to own the Acquired Entities, the Acquired Assets or to operate the Business; (iii) seeking to compel Coventry or the Buyer or any subsidiary of Coventry to dispose of or hold separate any material assets, as a result of the transactions contemplated by this Agreement; or (iv) which, if adversely determined, could have a Material Adverse Effect on the Business or Coventry.

(f) All documents, instruments, certificates or other items required to be delivered at the Closing by Concentra and the Sellers pursuant to this Agreement shall have been delivered.

10.3 Conditions to Obligations of Concentra and the Sellers. The obligation of Concentra and the Sellers to effect the transactions contemplated hereby is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by Concentra:

(a)(i) Each of the representations and warranties of Coventry and Buyer set forth in Section 5.1 or Section 5.2 (only as to corporate authority) in this Agreement shall be true and correct in all material respects without giving effect to any materiality or Material Adverse Effect qualifications contained therein both as of the date of this Agreement and as of the Closing Date as though made on and as of such time (other than such representations and warranties that are made as of another date, which shall be so true and correct in all material respects as of such date) and (ii) each of the representations and warranties of Coventry and Buyer set forth in this Agreement other than in Section 5.1 and Section 5.2 (only as to corporate authority) shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as of such time (other than such representations and warranties that are made as of another date, which shall be so true and correct as of such date); provided, however, that the condition set forth in this clause (ii) shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties result in a Coventry Material Adverse Effect (determined without giving duplicate effect to any materiality or Material Adverse Effect qualifications contained therein). Concentra shall have received certificates signed on behalf of Coventry and Buyer by an executive officer of Coventry and Buyer, respectively, to such effect.

(b) Coventry and Buyer shall have performed or complied in all material respects with all obligations and covenants required to have been performed or complied with by them under this Agreement and the other Transaction Agreements at or prior to the Closing Date, and Concentra shall have received a certificate signed on behalf of Coventry and Buyer by an executive officer of Coventry and Buyer, respectively, to such effect.

(c) All documents, instruments, certificates or other items (including, without limitation, the payments to be made at the Closing pursuant to Section 9.3(a)) required to be delivered at the Closing by Coventry or Buyer pursuant to this Agreement shall have been delivered.

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(d) All Consents, approvals and waivers required to be obtained from the lenders under the Credit Agreement in connection with the transactions contemplated hereby must have been obtained, unless the failure of such condition results from a breach of a representation, warranty or covenant of Concentra or the Sellers.

ARTICLE XI

TERMINATION

11.1 Termination. This Agreement and the transactions contemplated hereby may be terminated prior to the Closing:

(a) by mutual written consent of Coventry and Concentra;

(b) by Coventry if there shall have been any breach by Concentra or the Sellers of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) would give rise to the failure of a condition to the Closing hereunder in the favor of Coventry and (ii) cannot be cured, or, if such breach is curable, has not been cured within 20 days (the “Cure Period”), following receipt by Concentra of written notice of such breach, provided Concentra and Sellers continue to use reasonable efforts to cure such breach during such Cure Period (it being understood that no Cure Period shall be allowed for a breach which, by its nature, cannot be cured);

(c) by Coventry if the condition set forth in Section 10.3(d) has not been satisfied or waived in writing within sixty (60) days following the date hereof, as the same may be extended pursuant to Section 6.7; provided, however, that the right to termination set forth in this Section 11.1(c) shall terminate and be of no further force or effect if the condition set forth in Section 10.3(d) is satisfied or waived in writing prior to the termination of this Agreement by Coventry pursuant to this Section 11.1(c).

(d) by Coventry if any of the conditions set forth in Section 10.1 or Section 10.2 has not been fully satisfied (or waived, to the extent permitted by this Agreement) by the Closing Deadline or becomes impossible to satisfy prior to the Closing Deadline (and has not been waived), unless the failure of such condition results primarily from a breach of a representation, warranty or covenant of Coventry or Buyer;

(e) by Concentra if there shall have been any breach by Coventry or Buyer of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) would give rise to the failure of a condition to the Closing hereunder in the favor of Concentra and (ii) cannot be cured, or if such breach is curable, has not been cured within the Cure Period, following receipt by Coventry of written notice of such breach, provided Coventry and Buyer continue to use reasonable efforts to cure such breach during such Cure Period (it being understood that no Cure Period shall be allowed for a breach which, by its nature, cannot be cured);

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(f) by Concentra if any of the conditions set forth in Section 10.1 or Section 10.3 has not been fully satisfied (or waived, to the extent permitted by this Agreement) by the Closing Deadline or becomes impossible to satisfy prior to the Closing Deadline (and has not been waived), unless the failure of such condition results primarily from a breach of a representation, warrant or covenant of Coventry or Buyer;

(g) by either Coventry or Concentra:

(i) if a court of competent jurisdiction or other Governmental Authority shall have issued a Ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Transaction Agreements and such Ruling or other action shall have become final and nonappealable;

(ii) there shall be any Regulation enacted or promulgated by any Governmental Authority which prohibits the consummation of the transactions contemplated by the Transaction Agreements; or

(iii) if the Closing shall not have occurred on or before August 7, 2007; provided, that such date shall be extended to November 7, 2007 in the event that all conditions to effect the Closing other than those set forth in Section 10.1(a) and Section 10.2(d), and those the fulfillment of which is to occur at the Closing, have been satisfied or waived (the “Closing Deadline”); provided, however, that (A) if a Cure Period has not expired prior to such date, then Concentra or Coventry, as applicable, shall have the right to extend the Termination Date to the first business day after the last day of such Cure Period, and (B) the right to terminate this Agreement pursuant to this clause (d)(iii) shall not be available to any Party whose breach of this Agreement at or prior to the Termination Date has been a cause of or resulted in the failure of the Closing to occur on or before the Termination Date;

Any termination pursuant to this Section 11.1 (other than a termination pursuant to clause (a) hereof) shall be effected by written notice from the Party so terminating to the other Parties, which notice shall specify the Section hereof pursuant to which this Agreement is being terminated.

11.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void and of no further force or effect with no liability or obligation hereunder on the part of any Party or their respective Affiliates, officers, directors, employees or stockholders, except (i) ARTICLE XI and ARTICLE XIII shall survive such termination and (ii) the liability of any Party for any willful breach by such Party of the representations, warranties, covenants or agreements of such Party set forth in this Agreement occurring prior to the termination of this Agreement shall survive the termination of this Agreement and the non-breaching Party shall be entitled to pursue any and all legally available remedies and to seek the recovery of all losses, liabilities, damages, costs and expenses of every kind and nature including reasonable attorneys’ fees.

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11.3 Return of Documentation. Following termination of this Agreement in accordance with Section 11.1, Coventry and Buyer shall return all agreements, documents, Contracts, instruments, books, records, materials and all other information regarding Concentra or any of its Subsidiaries or other Affiliates provided to Coventry, Buyer or any representatives of Coventry or Buyer in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

ARTICLE XII

INDEMNIFICATION

12.1 Survival of Representations, Warranties and Covenants. All of the representations and warranties of the Parties made in this Agreement or made pursuant to this Agreement and the other Transaction Agreements shall survive the Closing and shall expire at 11:59 p.m. on the date that is eighteen months following the Closing Date; provided that such expiration shall not affect the Parties’ rights and obligations as to any claims asserted prior to such time. Notwithstanding the foregoing to the contrary, the representations and warranties contained in Section 4.1, Section 4.2 (only as to corporate authority), Section 4.3 and the first and second sentence of Section 4.4(c) (collectively, the “Class I Fundamental Representations”) and the representations and warranties contained in Section 4.9, Section 4.10 and Section 4.11 (collectively, the “Class II Fundamental Representations”) shall survive the Closing until the applicable statute of limitations has expired for claims based upon a breach of such representations and warranties. The right of an Indemnified Party to assert any new claim for indemnification after the expiration of the above survival periods shall terminate. The covenants and other agreements of the Parties contained in this Agreement and the other Transaction Agreements shall survive the Closing until they are otherwise terminated or performed in accordance with their respective terms.

12.2 Indemnification by Concentra and the Sellers.

(a) Subject to the limitations set forth in this ARTICLE XII, from and after the Closing, Concentra and the Sellers shall jointly and severally indemnify, defend and hold harmless Coventry, Buyer and their Affiliates (all such foregoing persons, collectively, the “Buyer Indemnitees”) from and against any Losses Buyer Indemnitees may suffer, sustain or become subject to (“Buyer Indemnifiable Losses”) arising out of, in connection with or resulting from:

(i) any breach or inaccuracy of any representation and warranty made by Concentra or the Sellers in this Agreement or any other Transaction Agreement or any other document or certificate delivered by or on behalf of Concentra or Sellers hereunder or thereunder prior to or at the Closing, determined in each case, without giving effect to any “material,” “material respect” or “Material Adverse Effect” qualifiers included in the representations and warranties;

(ii) any nonfulfillment or breach of any covenant, agreement or obligation to be performed by Concentra or the Sellers prior to, at or after the Closing pursuant to this Agreement or any other Transaction Agreement;

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(iii) the Provider Bill Review Liabilities;

(iv) the Excluded Liabilities;

(v) the Excluded Assets;

(vi) the Covered Matters; or

(vii) the Concentra Earn Out Obligations.

(b) Indemnification by Coventry and Buyer. Subject to the limitations set forth in this ARTICLE XII, from and after the Closing, Coventry and Buyer shall jointly and severally indemnify, defend and hold harmless Concentra and its Affiliates (all such foregoing persons, collectively, the “Seller Indemnitees”; each Buyer Indemnitee and each Seller Indemnitee, as the context requires, are each sometimes referred to herein as an “Indemnified Party”) from and against any Losses the Seller Indemnitees may suffer, sustain or become subject to (“Seller Indemnifiable Losses”; Buyer Indemnifiable Losses and Seller Indemnifiable Losses, as the context requires, are each sometimes referred to herein as “Indemnifiable Losses”), arising out of, in connection with or resulting from:

(i) any breach or inaccuracy of any representation and warranty made by Coventry or Buyer in this Agreement or any other Transaction Agreement or any other document or certificate delivered by or on behalf of Coventry or Buyer hereunder or thereunder prior to or at Closing, determined in each case, without giving effect to any “material,” “material respect” or “Material Adverse Change” qualifiers included in the representations and warranties;

(ii) any nonfulfillment or breach of any covenant, agreement or obligation to be performed by Coventry or Buyer, prior to, at or after the Closing pursuant to this Agreement or any other Transaction Agreement;

(iii) the Acquired Assets;

(iv) the Assumed Liabilities;

(v) the operations of the Business from and after the Closing Date; or

(vi) the Coventry Earn Out Obligations.

12.3 Limits on Indemnification.

(a) Concentra shall not have any obligation to indemnify Buyer Indemnitees with respect to any Buyer Indemnifiable Losses arising under Section 12.2(a)(i) and Section 12.2(a)(iii), until Buyer Indemnitees shall first have suffered aggregate Buyer Indemnifiable Losses in excess of $3,875,000 (the “Basket”) (at which point, subject to the limitations set forth in this ARTICLE XII, Concentra shall be obligated to indemnify Buyer Indemnitees for all such Buyer Indemnifiable Losses in excess of the Basket); provided, however, Concentra shall not have any obligation to indemnify Buyer Indemnitees with respect to any individual Buyer

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Indemnifiable Losses of less than twenty thousand dollars ($20,000) each, and such Buyer Indemnifiable Losses shall not be counted toward the Basket; provided, further, that, for purposes of determining whether an Buyer Indemnifiable Loss exceeds twenty thousand dollars ($20,000), all Buyer Indemnifiable Losses arising out of or related to the same event or circumstance or a series of related events or circumstances shall be treated as one Buyer Indemnifiable Loss. Notwithstanding the foregoing to the contrary, claims asserted under Section 12.2(a)(i) for Buyer Indemnifiable Losses arising from a breach of a Class I Fundamental Representation or asserted under the remaining provisions of Section 12.2(a) (except Section 12(a)(iii)) shall not be subject to the Basket and shall not otherwise count in determining if the Basket has been met.

(b) Notwithstanding anything to the contrary contained herein, (i) the aggregate liability of Concentra and the Sellers for Buyer Indemnifiable Losses arising under (A) Section 12.2(a)(i), excluding claims asserted under Section 12.2(a)(i) for Buyer Indemnifiable Losses arising from a breach of a Class I Fundamental Representation, and (B) Section 12.2(a)(iii), shall not exceed $38,750,000 and (ii) the aggregate liability of Concentra and the Sellers for Buyer Indemnifiable Losses arising under Section 12.2(a)(i) and Section 12.2(a)(ii) shall not exceed the Purchase Price.

(c) Coventry and Buyer shall not have any obligation to indemnify Seller Indemnitees with respect to any Seller Indemnifiable Losses arising under Section 12.2(b)(i) until Seller Indemnitees shall first have suffered aggregate Buyer Indemnifiable Losses in excess of the Basket (at which point, subject to the limitations set forth in this Article XII, Coventry and Buyer shall be obligated to indemnify Seller Indemnitees for all such Seller Indemnifiable Losses in excess of the Basket).

(d) Notwithstanding anything to the contrary contained herein, (i) the aggregate liability of Coventry and Buyer for Seller Indemnifiable Losses arising under Section 12.2(b)(i), excluding claims asserted under Section 12.2(b)(i) for Seller Indemnifiable Losses arising from a breach of a representation or warranty contained in Section 5.1 or Section 5.2 (only as to corporate authority), shall not exceed $38,750,000 and (ii) the aggregate liability of Coventry and Buyer for Seller Indemnifiable Losses asserted under Section 12.2(b)(i) arising from a breach of a representation or warranty contained in Section 5.1 or Section 5.2 (only as to corporate authority) and Section 12.2(b)(ii) shall not exceed the Purchase Price.

(e) An Indemnified Party shall, at the Indemnifying Party’s request, cooperate in the defense of any matter subject to indemnification hereunder.

(f) Notwithstanding any provision to the contrary, nothing in this Agreement shall limit or restrict any Indemnified Party’s right to maintain or recover any damages caused by or resulting from intentional or fraudulent misrepresentation with respect to any of the representations or warranties contained herein.

(g) Each Indemnified Party shall take and shall cause their respective Affiliates to take commercially reasonable steps to mitigate and otherwise minimize the Indemnifiable Losses.

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(h) Except as set forth in Section 12.3(f), THE RIGHTS OF INDEMNITY PROVIDED IN THIS ARTICLE XII SHALL BE THE INDEMNIFIED PARTY’S SOLE AND EXCLUSIVE REMEDY AFTER THE CLOSING RELATING IN ANY WAY TO A BREACH OF THIS AGREEMENT. From and after the Closing, each Indemnified Party waives all other rights and claims that such Person may otherwise have, whether in law or in equity, relating to the transactions contemplated by this Agreement or the other Transaction Agreements, including claims for contribution, breach of contract, breach of representation or warranty or breach of duty. Notwithstanding the anything to the contrary herein, claims arising under Section 7.3, Section 7.4 and Article VIII shall be governed by the terms of such Section or Article and shall not be limited in any manner by this Article XII.

(i) The Parties shall treat any payments made pursuant to this ARTICLE XII as an adjustment to the Purchase Price for federal Tax purposes, unless a final determination causes such payment not to be treated as an adjustment to the Purchase Price for federal Tax purposes.

(j) In connection with any Losses that an Indemnified Party may seek indemnification under this Article XII, such Indemnified Party shall use its commercially reasonable efforts to seek and pursue any available insurance coverage or other claims against third parties that such Indemnified Party may have in respect of such Losses and as provided in the definition of Losses, the amount of insurance proceeds or other recoveries actually received by such Indemnified Party shall not be included in Losses that such Indemnified Party may recover under this Article XII and if such Indemnified Party receives any such amounts subsequent to an indemnification payment by the Indemnifying Person in respect of such Losses, then such Indemnified Party shall promptly reimburse the Indemnifying Person for any payment made or expense incurred by such Indemnifying Person in connection with providing such indemnification payment up to the above amounts so received by such Indemnified Party.

(k) Notwithstanding any other provision in this Agreement to the contrary, Concentra shall not be liable to, or indemnify, Buyer Indemnitees for any Buyer Indemnifiable Losses resulting from any breach of any representation or warranty of Concentra or the Sellers that is disclosed to Buyer in an updated Concentra Disclosure Letter delivered pursuant to Section 6.4(a) and with respect to which Concentra acknowledges in writing that such breach gives rise to a termination right by Coventry and Buyer.

(l) Concentra shall not have any obligation to indemnify Buyer Indemnitees with respect to any Claims for Buyer Indemnifiable Losses arising under Section 12.2(a)(iii) that are asserted after the date that is 18 months following the Closing Date.

(m) Notwithstanding any other provision in this Agreement to the contrary, in the event that any other Transaction Agreement or document delivered in connection with this Agreement or any such other Transaction Agreement includes an indemnification obligation of any member of the Concentra Group, then the terms of such indemnity shall control and the provisions of this Section 12.2 shall not be applicable to such other Transaction Agreement or document.

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12.4 Matters Involving Third Parties.

(a) If any third party shall notify any Indemnified Party with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the Indemnifying Party under this ARTICLE XII, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is prejudiced thereby.

(b) The Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of the Indemnifying Party’s choice, reasonably satisfactory to the Indemnified Party, so long as (i) the Indemnifying Party notifies the Indemnified Party, within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim to the Indemnifying Party, that the Indemnifying Party is assuming the defense of such Third Party Claim and (ii) the Indemnifying Party conducts the defense of the Third Party Claim in an active and diligent manner. In the event that the Indemnifying Party fails to assume the defense of any Third Party Claim within fifteen (15) days after notice thereof is given by the Indemnified Party, the Indemnified Party shall have the right to undertake the defense of such Third Party Claim at the expense and for the account of the Indemnifying Party.

(c) So long as the conditions set forth in Section 12.4(b) are and remain satisfied, then (i) the Indemnifying Party may conduct the defense of the Third-Party Claim in accordance with Section 12.4(b), (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (provided, however, that the Indemnifying Party shall pay the attorneys’ fees of the Indemnified Party if (A) the employment of separate counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such Third Party Claim, (B) the Indemnified Party shall have reasonably concluded that there may be defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party or (C) the Indemnified Party’s counsel shall have advised the Indemnified Party in writing, with a copy delivered to the Indemnifying Party, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel) and (iii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to any admission or the entry of any judgment with respect to the matter, or enter into any settlement which (A) imposes an injunction or other equitable relief upon the Indemnified Party or (B) does not include an unconditional provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect to such matter.

(d) Notwithstanding the above, the Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any Third Party Claim (i) as to which the Indemnifying Party fails to assume the defense within fifteen (15) days after the Indemnified Party gives notice thereof to the Indemnifying Party or (ii) to the extent the Third Party Claim

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seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party; provided, however, that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of the Indemnifying Party without the prior written consent of the Indemnifying Party.

ARTICLE XIII

MISCELLANEOUS

13.1 Public Announcement. Prior to the Closing, no Party shall issue any press release or make any public statement with respect to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), except that any Party may make any disclosure required by applicable laws (including federal securities laws) or the terms of the indentures governing Concentra Notes if it determines in good faith that it, or any Subsidiary thereof, is required to do so. A Party, with respect to each such disclosure, shall provide the other Parties with prior notice and a reasonable opportunity to review the disclosure.

13.2 Payment of Costs and Expenses. Except as otherwise expressly provided in this Agreement, the Parties shall each bear their own respective costs and expenses in connection with the preparation, execution and performance of this Agreement, including all fees and expenses of agents, representatives, counsel, accountants and investment bankers.

13.3 Non-Assignment; Successors and Assigns. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, however, that (a) Buyer may assign or delegate any or all of its rights or obligations under this Agreement to any Affiliate of Coventry or any Person with or into which such Buyer or any parent company of Buyer merges or consolidates; provided, however, that Buyer will remain primarily liable for all obligations of Buyer under this Agreement, and (b) Coventry and Buyer may collaterally assign this agreement to any sources of financing solely to secure their respective obligations under any credit arrangements entered into in connection with this Agreement (and any refinancings or substitutions thereof); and provided, further, any Party may assign its right to receive a payment entitled to be received by it pursuant to this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

13.4 Entire Agreement. This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder), together with the other Transaction Agreements, set forth the entire understanding of the Parties, and supersede all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof. This Agreement shall not be modified or amended except by written agreement of the Parties. The representations, warranties, covenants, agreements and indemnifications provided for in this Agreement shall be unaffected by any investigation made by or on behalf of any Party.

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13.5 Severability; Enforceability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

13.6 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in pleading or proving any provision of this Agreement it shall not be necessary to produce more than one such counterpart.

13.7 Notices. Any notice, request, consent or other instrument or thing required or permitted to be given, made, served or delivered to any of the Parties hereto shall be in writing and shall be deemed to have been duly given, made, served or delivered (a) on the date delivered if delivered personally; (b) on the next business day following the date of deposit (i) in United States first-class express mail, postage prepaid or (ii) with an overnight courier service guaranteeing next-business day delivery; or (c) on the date of facsimile transmission if transmitted prior to 5:00 p.m. local time of the recipient on a business day (provided that confirmation of receipt of such telecopy transmission is confirmed by the recipient on such date), otherwise on the next business day; in any case addressed or transmitted as follows (or in accordance with a party’s instructions specified in a notice given pursuant to this Section 13.7):

If to the Concentra or the Sellers, to:

Concentra Inc.
5080 Spectrum Drive
Suite 1200, West Tower
Addison, TX 75001
Attention: James M. Greenwood
Telephone: (972) 364-8127
Facsimile: (972) 387-0019

With a copy (which shall not constitute effective notice) to:

Vinson & Elkins L.L.P.
Trammell Crow Center
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
Attention: Jeffrey Chapman
Telephone: (214) 220-7797
Facsimile: (214) 999-7797

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And
Attention: A. Winston Oxley
Telephone: (214) 220-7891
Facsimile: (214) 999-7891

If to Coventry or Buyer, to:

Coventry Health Care, Inc. Suite 100
6705 Rockledge Dr.
Bethesda MD 20817
Attn: Drew Asher
Facsimile No.: (301) 493-0711
And
Attn: Shawn Guertin
Facsimile No.:

With a copy to:

Bass, Berry & Sims PLC
AmSouth Center
315 Deaderick St., Ste. 2700
Nashville, Tennessee 37238
Attention: Bob F. Thompson
Telephone: (615) 742-6262
Facsimile: (615) 742-2762
And
Attention: Angela Humphreys
Telephone: (615) 742-7852
Facsimile: (615) 742-2718

13.8 Waiver.

(a) The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

(b) To the maximum extent permitted by applicable law:

(i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Parties;

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(ii) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and

(iii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

13.9 Third Parties. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, the Hired Employees as provided in ARTICLE VII and the Indemnified Persons as provided in ARTICLE XII.

13.10 Joint Liability. Each representation, warranty, covenant and agreement made by Coventry or Buyer in this Agreement shall be deemed a joint representation, warranty, covenant and agreement made by Coventry and Buyer jointly and all liability and obligations relating thereto shall be deemed a joint liability and obligation of Coventry and Buyer. Each representation, warranty, covenant and agreement made by Concentra or Sellers in this Agreement shall be deemed a joint representation, warranty, covenant and agreement made by Concentra and Sellers jointly and all liability and obligations relating thereto shall be deemed a joint liability and obligation of Concentra and Sellers.

13.11 Rules of Construction.

(a) Each of the Parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the Parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of any calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over- or under-counted for purposes of the transactions contemplated by this Agreement.

(c) The inclusion of any information in the Concentra Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Concentra Disclosure Letter, that such information is required to be listed in the Concentra Disclosure Letter or that such items are material. The headings, if any, of the individual sections of the Concentra Disclosure Letter are inserted for

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convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Concentra Disclosure Letter is arranged in sections corresponding to those contained in Article IV merely for convenience, and the disclosure of an item in one section of the Concentra Disclosure Letter as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Concentra Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(d) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Concentra Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

13.12 Governing Law.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Any legal action or other proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Court of Chancery or federal court located in the State of Delaware. Each Party:

(i) expressly and irrevocably consents and submits to the jurisdiction of the Court of Chancery and federal court located in the State of Delaware (and each appellate court located in the State of Delaware), in connection with any proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth in Section 13.7 shall constitute effective service of such process, summons, notice or document for purposes of any such proceeding;

(iii) agrees that the Court of Chancery and federal court located in the State of Delaware, shall be deemed to be a convenient forum;

(iv) hereby waives its respective rights to jury trial of any claim or cause of action based upon or arising out of this Agreement. Each Party acknowledges that this waiver is a material inducement to enter into this Agreement, and that each Party will continue to rely on the waiver in their future dealings. Each Party has had the opportunity to review this waiver with legal counsel and each knowingly and voluntarily waives its jury trial right; and

(v) agrees not to assert (by way of motion, as a defense or otherwise), in any such proceeding commenced in any state or federal court located in the State of Delaware,

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any claim by any Party that it is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

COVENTRY HEALTH CARE WORKERS COMPENSATION INC., a Delaware corporation

By:	/s/ Drew Asher
Its:	Drew Asher
Title:	Vice President

COVENTRY HEALTH CARE INC., a Delaware corporation

By:	/s/ Drew Asher
Its:	Drew Asher
Title:	Vice President

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

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CONCENTRA OPERATING CORPORATION, a Nevada corporation

By:	/s/ James M. Greenwood
James M. Greenwood
Executive Vice President

CONCENTRA HEALTH SERVICES, INC., a Nevada corporation

By:	/s/ James M. Greenwood
James M. Greenwood
Executive Vice President

NATIONAL HEALTHCARE RESOURCES, INC., a Nevada corporation

By:	/s/ James M. Greenwood
James M. Greenwood
Executive Vice President

CONCENTRA INTEGRATED SERVICES, INC., a Nevada corporation

By:	/s/ James M. Greenwood
James M. Greenwood
Executive Vice President

[SIGNATURE PAGE TO PURCHASE AGREEMENT]